SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 08, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATION LAW
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	Period-ended: June 30, 2005

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01131-2	2 - COMPANY’S NAME BRASIL TELECOM S.A.	3 - CNPJ - TAXPAYER REGISTER 76.535.764/0001-43
4 – NIRE 5.330.000.622.9

01.02 - ADDRESS OF COMPANY’S HEADQUARTERS

1 - FULL ADDRESS SIA/SUL - ASP - LOTE D - BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 – MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE NUMBER 3415-1901	8 - TELEPHONE NUMBER 3415-1256	9 - TELEPHONE NUMBER 3415-1119	10 - TELEX
11 - AREA CODE 61	12 – FAX 3415-1237	13 - FAX 3415-1315	14 - FAX -
15 - E-MAIL ri@brasiltelecom.com.br

01.03 – INVESTOR RELATIONS OFFICER (Address for correspondence to Company)

1 – NAME CARLA CICO
2 – FULL ADDRESS SIA/SUL - ASP - LOTE D - BL A - 2º ANDAR			3 - DISTRICT SIA
4 - ZIP CODE 71215-000	5 – MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE NUMBER 3415-1901	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 61	13 – FAX 3415-1237	14 - FAX -	15 - FAX -
16 - E-MAIL ccico@brasiltelecom.com.br

01.04 - REFERENCE / INDEPENDENT ACCOUNTANT

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 – QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINNING	8 - ENDING
01/01/2005	12/31/2005	2	04/01/2005	06/30/2005	1	01/01/2005	03/31/2005
9 - INDEPENDENT ACCOUNTANT KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11 - NAME TECHNICAL RESPONSIBLE MANUEL FERNANDES RODRIGUES DE SOUSA					12 - CPF - TAXPAYER REGISTER 783.840.017-15

01.05 - COMPOSITION OF ISSUED CAPITAL

QUANTITY OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 06/30/2005	2 - PRIOR QUARTER 03/31/2004	3 - SAME QUARTER OF PRIOR YEAR 06/30/2005
ISSUED CAPITAL
1 – COMMON	249,597,050	249,597,050	249,597,050
2 – PREFERRED	305,701,231	305,701,231	300,118,295
3 – TOTAL	555,298,281	555,298,281	549,715,345
TREASURY SHARES
4 – COMMON	0	0	0
5 – PREFERRED	13,679,382	13,679,382	4,848,482
6 – TOTAL	13,679,382	13,679,382	4,848,482

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
2 – SITUATION OPERATING
3 - TYPE OF CONTROLLING INTEREST NATIONAL PRIVATE
4 - ACTIVITY CODE 113 – TELECOMMUNICATION
5 – MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF INDEPENDENT ACCOUNTANTS’ REVIEW REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE
01	RCA	04/20/2005	Interest on shareholders’ equity	05/16/2005	Common	0,0003768055
02	RCA	04/20/2005	Interest on shareholders’ equity	05/16/2005	Preferred	0,0003768055

01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK (In R$ thousands)	4 - VALUE OF CHANGE (In R$ thousands)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (In R$ thousands)	7 – SHARE PRICE ON ISSUANCE DATE (In R$)
01	03/29/2005	3,435,788	34,543	Capital reserve	5,582,936	0.0115300000

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE 07/29/2005	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 06/30/2005	4 – 03/31/2005
1	TOTAL ASSETS	15,315,366	15,462,002
1.01	CURRENT ASSETS	4,493,201	4,496,096
1.01.01	CASH AND CASH EQUIVALENTS	1,483,189	1,598,377
1.01.02	CREDITS	2,079,884	2,029,642
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	2,079,884	2,029,642
1.01.03	INVENTORIES	3,840	4,303
1.01.04	OTHER	926,288	863,774
1.01.04.01	LOANS AND FINANCING	1,213	1,172
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	659,221	570,252
1.01.04.03	JUDICIAL DEPOSITS	152,563	142,465
1.01.04.04	OTHER ASSETS	113,291	149,885
1.02	LONG-TERM ASSETS	1,267,166	1,193,595
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	0	0
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,267,166	1,193,595
1.02.03.01	LOANS AND FINANCING	8,212	8,254
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	616,074	596,489
1.02.03.03	INCOME SECURITIES	97	0
1.02.03.04	JUDICIAL DEPOSITS	562,617	506,998
1.02.03.05	INVENTORIES	0	0
1.02.03.06	OTHER ASSETS	80,166	81,854
1.03	FIXED ASSETS	9,554,999	9,772,311
1.03.01	INVESTMENTS	2,302,372	2,251,410
1.03.01.01	ASSOCIATED COMPANIES	4	4
1.03.01.02	SUBSIDIARIES	2,154,725	2,098,608
1.03.01.03	OTHER INVESTMENTS	147,643	152,798
1.03.02	PROPERTY, PLANT AND EQUIPMENT	6,752,321	6,977,232
1.03.03	DEFERRED CHARGES	500,306	543,669

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 06/30/2005	4 – 03/31/2005
2	TOTAL LIABILITIES	15,315,366	15,462,002
2.01	CURRENT LIABILITIES	3,659,596	3,398,588
2.01.01	LOANS AND FINANCING	654,244	608,738
2.01.02	DEBENTURES	503,977	435,623
2.01.03	SUPPLIERS	1,132,600	1,064,340
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	763,791	694,333
2.01.04.01	INDIRECT TAXES	618,958	608,228
2.01.04.02	TAXES ON INCOME	144,833	86,105
2.01.05	DIVIDENDS PAYABLE	50,434	41,512
2.01.06	PROVISIONS	305,167	317,648
2.01.06.01	PROVISION FOR CONTINGENCIES	275,194	291,456
2.01.06.02	PROVISION FOR PENSION PLAN	29,973	26,192
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	249,383	236,394
2.01.08.01	PAYROLL AND SOCIAL CHARGES	75,333	61,261
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	78,951	74,994
2.01.08.03	EMPLOYEE PROFIT SHARING	26,957	30,242
2.01.08.04	OTHER LIABILITIES	68,142	69,897
2.02	LONG-TERM LIABILITIES	5,418,034	5,634,674
2.02.01	LOANS AND FINANCING	2,787,631	3,008,167
2.02.02	DEBENTURES	1,020,000	1,020,000
2.02.03	PROVISIONS	917,580	904,699
2.02.03.01	PROVISION FOR CONTINGENCIES	431,566	412,309
2.02.03.02	PROVISION FOR PENSION PLAN	464,587	471,949
2.02.03.03	PROVISION FOR LOSS WITH SUBSIDIARIES	21,427	20,441
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	692,823	701,808
2.02.05.01	PAYROLL AND SOCIAL CHARGES	4,834	4,834
2.02.05.02	SUPPLIERS	10,946	6,581
2.02.05.03	INDIRECT TAXES	632,608	615,483
2.02.05.04	TAXES ON INCOME	9,722	40,736
2.02.05.05	OTHER LIABILITIES	26,739	26,200
2.02.05.06	FUND FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	6,369	6,843
2.05	SHAREHOLDERS’ EQUITY	6,231,367	6,421,897
2.05.01	CAPITAL	3,435,788	3,435,788
2.05.02	CAPITAL RESERVES	1,362,890	1,362,890
2.05.02.01	GOODWILL ON SHARE SUBSCRIPTION	334,825	334,825
2.05.02.02	SPECIAL GOODWILL ON THE MERGER	59,007	59,007
2.05.02.03	DONATIONS AND FISCAL INCENTIVES FOR INVESTMENTS	123,551	123,551
2.05.02.04	INTEREST ON WORKS IN PROGRESS	745,756	745,756
2.05.02.05	SPECIAL MONETARY CORRECTION-LAW 8200/91	31,287	31,287
2.05.02.06	OTHER CAPITAL RESERVES	68,464	68,464
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	287,672	287,672
2.05.04.01	LEGAL	287,672	287,672
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	1,145,017	1,335,547

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – 04/01/2005 TO 06/30/2005	4 - 01/01/2005 TO 06/30/2005	5 – 04/01/2004 TO 06/30/2004	6 - 01/01/2004 TO 06/30/2004
3.01	GROSS REVENUE FROM SALES AND SERVICES	3,424,059	6,674,428	3,005,056	5,898,867
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,030,604)	(1,972,851)	(856,691)	(1,681,670)
3.03	NET REVENUE FROM SALES AND SERVICES	2,393,455	4,701,577	2,148,365	4,217,197
3.04	COST OF SALES	(1,451,751)	(2,856,591)	(1,358,068)	(2,666,772)
3.05	GROSS PROFIT	941,704	1,844,986	790,297	1,550,425
3.06	OPERATING EXPENSES/REVENUES	(1,069,612)	(1,856,843)	(612,554)	(1,456,607)
3.06.01	SELLING EXPENSES	(278,395)	(562,419)	(265,005)	(515,663)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(265,855)	(521,705)	(210,305)	(428,998)
3.06.03	FINANCIAL	(304,897)	(423,242)	(146,329)	(529,222)
3.06.03.01	FINANCIAL INCOME	265,332	397,601	162,194	259,495
3.06.03.02	FINANCIAL EXPENSES	(570,229)	(820,843)	(308,523)	(788,717)
3.06.04	OTHER OPERATING INCOME	71,926	152,129	(115,106)	232,741
3.06.05	OTHER OPERATING EXPENSES	(79,906)	(165,052)	119,863	(208,580)
3.06.06	EQUITY ACCOUNTING RESULTS	(212,485)	(336,554)	4,328	(6,885)
3.07	OPERATING INCOME	(127,908)	(11,857)	177,743	93,818
3.08	NON-OPERATING INCOME	(37,318)	(70,781)	(98,232)	(139,535)
3.08.01	REVENUES	6,662	18,777	9,533	16,068
3.08.02	EXPENSES	(43,980)	(89,558)	(107,765)	(155,603)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(165,226)	(82,638)	79,511	(45,717)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(32,605)	(112,389)	(44,833)	(13,481)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	(12,992)	(24,437)
3.12.01	INTEREST	0	0	(12,992)	(24,437)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON EQUITY	240,100	240,100	0	238,100
3.15	INCOME (LOSS) FOR THE PERIOD	42,269	45,073	21,686	154,465
	NUMBER OF OUTSTANDING SHARES (THOUSAND)	541,618,899	541,618,899	544,866,863	544,866,863
	EARNINGS PER SHARE	0.00008	0.00008	0.00004	0.00028
	LOSS PER SHARE

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43
04.01 – NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

Quarter ended on June 30, 2005

(In thousands of Brazilian reais)

1. OPERATIONS

BRASIL TELECOM S.A. (“the Company”) is a concessionaire of the Switched Fixed Telephone Service (“STFC”) and operates in Region II of the General Concession Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, besides the Federal District. In this area of 2,859,375 square kilometers, which corresponds to 34% of the Brazilian territory, the Company renders since July 1998 the STFC in the modalities of local and intra-regional long distances.

With recognition of the prior fulfillment of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), required for December 31, 2003, the Company obtained from the National Agency for Telecommunications (“ANATEL”), on January 19, 2004, issued authorizations for the Company to exploit STFC in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long Distance calls in Regions I, II and III of PGO. As a result of these authorizations, the Company began to exploit the Domestic and International Long Distance Services in the Regions I, II and III, starting on January 22, 2004. In the case of the Local Service in the new regions and PGO sectors, the service began to be rendered as from January 19, 2005.

The Company’s business, as well as the rendered services and the charged tariff are regulated by ANATEL.

Information related with the quality and universal service targets of the Fixed Telephone Service are available to interested parties on ANATEL’s homepage, in the website www.anatel.gov.br.

The Company is a subsidiary of Brasil Telecom Participações S.A. (“BTP”), incorporated on May 22, 1998 as a result of the privatization of the Telebrás group (State owned holding company of the telecommunication segment).

The Company is registered at the Brazilian Securities and Exchange Commission (“CVM”) and at US Securities and Exchange Commission (“SEC”). Its shares are traded on the São Paulo Stock Exchange (“BOVESPA”), where it also integrates level 1 of Corporate Governance, and trades its American Depositary Receipts - ADRs on the New York Stock Exchange (“NYSE”).

Subsidiaries

a) 14 Brasil Telecom Celular S.A. (“BrT Celular”): a wholly-owned subsidiary incorporated in December 2002 to provide Personal Mobile Service (“SMP”), with authorization to assist the same coverage area where the Company operates with STFC. During the fourth quarter of 2004, BrT Celular concluded its implementation process, surpassing the pre-operating stage to the beginning of its commercial operations.

b) BrT Serviços de Internet S.A. (“BrTI”): A wholly-owned subsidiary which started its operations at the beginning of 2002 and provides internet services and correlated activities.

During the second quarter of 2003, BrTI obtained control of the following companies:

(i) BrT Cabos Submarinos Group

This group of companies operates through a system of submarine fiber optics cables, with connection points in the United States, Bermuda Islands, Venezuela and Brazil, allowing data traffic through packages of integrated services, offered to local and international corporate customers. It is comprised by the following companies:

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”)

  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CS Ltda.”): BrTI exercises direct control and total control jointly with BrT CSH.

The partnership Brasil Telecom Subsea Cable Systems (Bermudas) Ltd., incorporated by BrTI in the second quarter of 2003, also integrates the BrT Cabos Submarinos Group. However, in November 2004, Brasil Telecom S.A. started being its parent company, when it paid capital inputs which guaranteed a 74.16% ownership interest. The rest of the ownership interest belongs to BrTI.

(ii) iBest Group

iBest Companies have their operations concentrated in providing dial up connection to the Internet, sale of advertising space for divulgation in its portal and value-added service with the availability of its Internet access accelerator.

BrTI acquired the iBest Group in June 2003, which is composed of the following companies: (i) iBest Holding Corporation, incorporated in Cayman Islands, and Freelance S.A., established in Brazil.

c) Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”): company incorporated in the Bermudas and that operationally belongs to the BrT Subsea Cables Group. This company holds the total shares of Brasil Telecom of America Inc. and Brasil Telecom de Venezuela, S.A.

Up to November 2004, BrT SCS Bermuda was held by BrTI. After the capital payment carried out by the Company in that month, the former began to hold 74.16% of common and total capital.

IG Companies

BrT SCS Bermuda acquired on November 24, 2004 stakes which grant it the control of the company Internet Group (Cayman) Limited (“IG Cayman”), company incorporated in the Cayman Islands. On the quarter end date, its share interest in the company was 63.2% . IG Cayman is a holding company which holds, in turn, the control of the companies Internet Group do Brasil Ltda. (“IG Brasil”) and Central de Serviços Internet Ltda. (“CSI”), both established in Brazil.

The beginning of IG Companies’ activities took place in January 2000 and its operation is based on providing dial up access to the Internet, inclusively, its mobile internet portal related to mobile telephony in Brazil. They also render services of value added of broadband access to its portal and web page hosting and other services in the Internet market.

d) MTH Ventures do Brasil Ltda. (“MTH”): On May 13, 2004, the Company acquired 80.1% of the voting capital of MTH, in addition to the 19.9% previously held. MTH, in turn, holds 100% of the capital of Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”), formerly named MetroRED Telecomunicações Ltda. (“MetroRED”).

BrT Multimídia is a service provider of private telecommunications network through optical fiber digital networks, of local scope in São Paulo, Rio de Janeiro and Belo Horizonte, and long distance network connecting these major metropolitan commercial centers. It also has an Internet solution center in São Paulo, which offers co-location, hosting and other value-added services.

e) Vant Telecomunicações S.A. (“VANT”): On May 13, 2004, the Company acquired the total capital stock of VANT, when it acquired the remaining 80.1% of the capital stock of this company.

VANT is a service provider of corporate network services founded in October 1999. Initially focused on TCP/IP network, it started in Brazil with a network fully based on this technology. VANT operates throughout Brazil, and is present in the main Brazilian state capitals, offering voice and data products.

f) Other Service provider Companies

The Company acquired at the end of 2004 the companies Santa Bárbara dos Pampas S.A., Santa Bárbara dos Pinhais S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A. These companies, which were not operating on the balance sheet date, aim at rendering services in general comprising, among others, the management activities of real states or assets.

2.           PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, in compliance with the Brazilian corporate law, rules of the CVM and rules applicable to telephony service concessionaires.

As the Company is registered with the SEC, it is subject to SEC’s standards, and it should annually prepare financial statements and other information by using criteria that comply with that agency’s requirements. To comply with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the practice of publishing information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless otherwise demonstrated. According to each situation, they present information related with the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the financial statements. Significant elements subject to these estimates and assumptions include the residual amount of the fixed assets, provision for doubtful accounts, inventories and deferred income tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits to employees. The settlement of transactions involving these estimates may result in significant different amounts due to inherent imprecision to the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the Company and the companies listed in Note 1.

Some of the main consolidation procedures are:

  Elimination of balances of the asset and liability accounts among the consolidated companies, as well as revenue and expenses of transactions among them;
  Elimination of the balances of the investment accounts and corresponding investor’s shareholdings, reserves and accumulated results in the consolidated companies; and
  Segregation of the portions of shareholders’ equity and income belonging to minority shareholders, indicated in specific items.

Statements of Cash Flows

The Company presents as supplementary information, jointly with Note 17, the statement of cash flows, prepared in accordance with Accounting Rules and Procedures - NPC 20 of the Brazilian Institute of Independent Auditors - IBRACON.

Report per Segment

The company presents, supplementary to note 41, the report per business segment. A segment is an identifiable component of the company, destined for service rendering (business segment), or provision of products and services which are subject to different risks and compensations different from those other segments.

3.           SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries that are included in the consolidated balance sheet.

a. Cash and Cash Equivalents: Cash equivalents are temporary high-liquid investments, with immediate maturity. They are recorded at cost, plus income registered up to the end of the quarter, and do not exceed market value. The investment fund quotas are valued by the quota value on 06/30/05

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff or the service on the date the service is rendered. Accounts receivable from services include credits for services rendered and not billed up to the end of the quarter. Receivables resulting from sales of cell phones and accessories are recorded by the amount of sales made, at the moment in which the goods are delivered and accepted by the customer. The criterion adopted for making the provision for doubtful accounts takes into account the calculation of the actual percentage of losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance and also, in relation to consolidated statements, goods inventories for resale, mainly composed by cell phones, accessories and electronic cards - chips. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified as current assets. Obsolete inventories are recorded as allowance for losses. About cell phones and accessories, the subsidiary BrT Celular records the adjustments for the trading prices held as of the balance sheet date, in the cases in which the acquisitions presented higher values.

The Inventory composition is shown in Note 19.

d. Investments: Investments in subsidiaries are valued using the equity method. Goodwill is calculated based on the expectation of future results and its amortization is based on the expected realization/timing over an estimated period of not more than ten years. Other investments are recorded at cost less allowance for losses, when applicable. The investments resulting from income tax incentives are recognized at the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas of funds, they remain recognized in long-term assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued and the result of the comparison between its original and market costs, when the latter is lower, results in the constitution of allowances for probable losses.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

The costs incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 26.

f. Deferred Charges: Segregated between deferred charges on amortization and formation. Their breakdown is shown in Note 27. Amortization is calculated under the straight-line method, for a five-year period, in accordance with the legislation in force. When benefits are not expected from an asset, it is written off against non-operating income.

g. Income and Social Contribution Taxes: Income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the negative social contribution base are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand.

h. Loans and Financing: Updated to the balance sheet date for monetary and/or exchange variations and interest incurred as of the balance sheet date. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: The contingency provisions are made based on a survey of the respective risks and they are quantified according to economic grounds and legal opinions on the contingency proceedings and facts known on the quarter end date. The basis and nature of the provisions are described in Note 7.

j. Revenue Recognition: Revenues from services rendered are recognized when provided. Local and long distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards (Public Use Telephony - TUP), cell phones and accessories are recorded when delivered and accepted by the client. For prepaid services linked to mobile telephony, the revenue is recognized in accordance with the utilization of services. A non-recognized revenue is recognized if there is a significant uncertainty in its realization.

k. Recognition of Expenses: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on overdue accounts settled after the term, gains on financial investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on Shareholders’ Equity is included in the financial expenses balance, and for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period from the beginning of the operations.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed under three foundations. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis.

As of December 31, 2001, the Company recorded its actuarial deficit on the balance sheet date against shareholders’ equity, net of its tax effects. As from 2002, as new actuarial revaluations show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts.
Complementary information on private pension plans is described in Note 6.

o. Profit Sharing: The provisions for employees’ profit sharing are recognized on an accrual basis. The calculation of the amount, which is paid in the subsequent year after the provision is recognized, is based on the target program established with the labor union, by means of collective labor agreement, in accordance with Law 10,101/00 and the Company’s bylaws.

p. Earnings per thousand shares: Calculated based on the number of shares outstanding at the balance sheet date, which comprises the total number of shares issued, minus shares held in treasury.

4.           RELATED-PARTY TRANSACTIONS

Related party transactions refer to operations with Brasil Telecom Participações S.A., the Company’s parent company, and with the subsidiaries mentioned in Note 1.

Operations between related parties and the Company are carried out under normal prices and market conditions. The main transactions are:

Brasil Telecom Participações S.A.

Dividends/Interest on Shareholders’ Equity: The Interest on Shareholders’ Equity credited by the quarter, the amount of R$ 161,344 (R$ 157,283 in the same period of 2004) was allocated to the Parent Company. Such amount was fully paid on May 16, 2005, net of withholding income tax, and no liability of such nature existed on the balance sheet date.

Loans with the Parent Company: Liabilities arose from the spin-off of Telebrás and are indexed to exchange variation, plus interest of 1.75% per year, amounting to R$ 62.515 (R$ 70,606 as of March 31, 2005). The financial expense recognized in the statement of income in this quarter, due to the exchange variation reduction, was R$ R$ 7,537 (R$ 7,275 of accumulated financial gain in 2004).

Debentures: On January 27, 2001, the Company issued 1,300 private debentures non-convertible or exchangeable for any type of share, at the unit price of R$ 1,000, totaling R$ 1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by the parent company Brasil Telecom Participações S.A. The nominal value of these debentures will be amortized in two installments left, equivalent to 30% and 40% of the issuance, with maturities on 7/27/05 and 7/27/06, respectively. The debenture compensation is equivalent to 100% of CDI, received semiannually. The balance of this liability is R$ 977,827 (R$ 935,195 on March 31, 2005), and the charges recognized in the statement of income for the quarter represented R$ 79,945 (R$ 98,649 in 2004).

Revenues and Accounts Payable: arising from transactions related to the use of facilities and logistic support. The balance receivable is R$ 2,149 (R$ 386 on 03/31/05) and the statement of income for the quarter comprises Operating Income of R$ 1,797 (R$ 1,407 in 2004).

BrT Serviços de Internet S.A.

Revenues, Expenses and Accounts Receivable: arising from transactions related to the use of facilities, logistic support and telecommunications services. The balance receivable is R$ 10,296 (R$ 5,359 as of 03/31/05). The income statement for the quarter comprises Operating Income of R$33,825 (R$26,081 in 2004) and Operating Expenses of R$ 83,254 (R$ 67,472 in 2004).

14 Brasil Telecom Celular S.A

Advance for Future Capital Increase: the amount recorded as AFAC, realized in the quarter, is R$ 346,001 (R$ 77,998 of existing balance on March 31, 2005).

Accounts Payable, Revenues and Expenses: arising from transactions related to the use of facilities, logistic support and telecommunications services. The balance payable is R$ 42,608 (R$ 31,315 receivable as of March 31, 2005).

The statement of income for the quarter comprises Operating Income of R$ 80,774 and Operating Expense of R$ 95,607.

Vant Telecomunicações S.A.

Advance for Future Capital Increase: The amount recorded as AFAC, realized in the quarter, is R$ 9,345 (9,345 on March 31, 2005).

Accounts Payable, Revenues and Expenses: arising from transactions related to the use of facilities and logistic support. The balance payable is R$ 52 (R$ 1,001 as of March 31, 2005). The statement of income for the quarter comprises Operating Income of R$ 574 and Operating Expense of R$ 869.

BrT SCS Bermuda

Revenues: Financial income of R$ 189, related to loan already settled.

Freelance S.A.

Revenues and Accounts Receivable: arising from transactions related to the use of logistic support and telecommunications services. The receivable balance amounts to R$ 809 (R$ 191 as of March 31, 2005) and the recognized revenue in income was R$ 532 (R$ 540 in 2004).

IG Brasil

Revenues and Accounts Receivable: arising from transactions related to the use of telecommunications services. The balance receivable is R$ 1,807 (R$ 937 as of March 31, 2005) and the revenue recognized in the income was R$ 5,662.

BrT Multimídia

Revenues, Expenses and Accounts Payable: arising from transactions related to the use of facilities, logistic support and telecommunications services. The balance payable is R$ 11,422 (R$ 27,379 as of March 31, 2005). The income statement for the quarter comprises Operating Income of R$ 45 and Operating Expense of R$ 34,426 (R$ 10,782 in 2004).

5.           MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note took place based on their materiality. Instruments whose values approximate their fair values, and whose risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks, and the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s business are the following:

a.           Credit Risk

The majority of the services provided by Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in its turn, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the Company may incur losses arising from the difficulty in receiving amounts billed to its customers. In the quarter, the Company’s default was 2.52% of the gross revenue (3.07% in 2004). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

Concerning mobile telephony, credit risk in cell phones sales and in service rendering in the postpaid category is minimized with the adoption of a credit pre-analysis of eligible customers. Still in relation to postpaid service, whose client base at the end of the quarter was 26.5% (32.1% in March 31, 2005), the receivable accounts are also monitored in order to limit default and to cut the access to the service (out of phone traffic) if the bill is overdue for over fifteen days.

b.           Exchange Rate Risk

Liabilities

The Company has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 23.6% (25.6% on March 31, 2005) of the total liabilities of borrowings and consolidated financing, minus the contracted hedge balances. In order to minimize this kind of risk, the Company enters into exchange hedge agreements with financial institutions. 64.9% of the debt portion in foreign currency is covered by hedge agreements (66.2% on March 31, 2005). Unrealized positive or negative effects of these operations are recorded in the profit and loss as gain or loss. Up to the balance sheet date, the negative adjustments of these operations amounted to R$ 173,719 (net gains of R$ 28,142 in 2004).

Net exposure as per book and market values, at the exchange rate prevailing on the balance sheet date, is as follows:

PARENT COMPANY
	06/30/05		03/31/05
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and financings	1,089,594	1,118,053	1,239,841	1,286,406
Hedge contracts	236,198	216,161	128,832	97,700
Total	1,325,792	1,334,214	1,368,673	1,384,106
Current	68,908	72,342	59,885	60,273
Long-term	1,256,884	1,261,872	1,308,788	1,323,833

CONSOLIDATED
	06/30/05		03/31/05
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loan and Financing	1,112,980	1,141,439	1,266,369	1,312,934
Hedge Contracts	236,198	216,161	128,832	97,700
Total	1,349,178	1,357,600	1,395,201	1,410,634
Current	68,908	72,342	59,885	60,273
Long-term	1,280,270	1,285,258	1,335,316	1,350,361

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was future cash flows associated to each contracted instruments, minus the market rates in force on the balance sheet date.

c.           Interest Rate Risk

Assets

The Company has loans with a telephone directory company, with interest indexed to the IGP-DI (a national index price) and loans resulting from the sale of fixed assets to other telephone service companies, bearing interest rate indexed to the Column 27 of the FGV (a national index price). The consolidated financial statements also present a loan agreement with Freelance S.A., whose balance is R$ 1,543 (R$ 1,511 in March 31, 2005), indexed to IGP-M. The Company also has Certificate of Deposits (CDBs) with Banco de Brasília S.A. related to the guaranty to tax incentive granted by the Distrito Federal Government under a program called Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal – PRO-DF, (Program to Promote the Economic and Sustainable Development of Distrito Federal), and the remuneration of these securities are equivalent to 95% of the SELIC rate.

At the balance sheet date, these assets are represented as follows:

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	06/30/05	03/31/05	06/30/05	03/31/05
Assets
Loans subject to:
IGP-DI	7,778	7,774	7,778	7,774
IPA-OG Column 27 (FGV)	1,647	1,652	1,647	1,652
IGP-M	-	-	1,543	1,511
Securities subject to:
SELIC rate	97	97	1,684	1,684
Total	9,522	9,523	12,652	12,621
Current	1,213	1,172	2,756	2,683
Long-term	8,309	8,351	9,896	9,938

Liabilities

Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units TJLP, UMBNDES, CDI IGP-M and IGP/DI. The inherent risk in these liabilities arises from possible variations in these rates. The Company has contracted derivative contracts to hedge 35.3% (39.9% on March 31, 2005) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates.

In addition to the loans and financing, the Company issued non-convertible private and public debentures, non-convertible or tradable for shares. These liabilities were contracted at interest rates linked to the CDI, and the risk associated with this liability results from the possible increase of the rate.

The above mentioned liabilities at the balance sheet date are as follows:

PARENT COMPANY
	06/30/05		03/31/05
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Debentures – CDI	1,523,977	1,522,127	1,455,623	1,451,446
Loans subject to TJLP	1,826,541	1,932,266	1,919,671	2,031,093
Loans subject to UMBNDES	219,820	224,116	264,173	269,997
Hedge without loans subject to UMBNDES	44,193	34,764	35,924	15,483
Loans subject to IGP-M	11,877	11,877	14,022	14,022
Loans subject to IGP/DI	599	599	84	84
Other loans	13,053	13,053	14,358	14,358
Total	3,640,060	3,738,802	3,703,855	3,796,483
Current	1,089,313	1,121,807	984,476	1,008,367
Long-term	2,550,747	2,616,995	2,719,379	2,788,116

CONSOLIDATED
	06/30/05		03/31/05
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Debentures - CDI	1,523,977	1,522,127	1,455,623	1,451,446
Loans subject to TJLP	1,826,541	1,932,266	1,919,671	2,031,093
Loans subject to UMBNDES	219,820	224,116	264,173	269,997
Hedge without loans subject to UMBNDES	44,193	34,764	35,924	15,483
Loans subject to IGP-M	11,877	11,877	14,022	14,022
Loans subject to IGP/DI	11,928	11,928	5,657	5,657
Other loans	13,053	13,053	14,358	14,358
Total	3,651,389	3,750,131	3,709,428	3,802,056
Current	1,089,401	1,121,895	984,490	1,008,382
Long-term	2,561,988	2,628,236	2,724,938	2,793,674

Book value is equivalent to market values where the current contractual conditions for these types of financial instruments are similar to those in which they were originated or they did not present parameters for quotation or contraction.

d.           Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by the Company are not linked to amounts of accounts receivable. Telephony tariff adjustments do not necessarily follow increases in local interest rates, which affect the company’s debts. Consequently, a risk arises from this potential lapse of correlation.

e.           Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risks are recorded as liabilities. Details of these risks are presented in Note 7.

f.           Risks Related to Investments

The Company has investments, which are valued using the equity method and stated at acquisition cost. The investments valued by the equity method are presented in Note 25, for which no market value exists, as they are represented by non-listed companies or private limited companies. Provisions are recorded for losses when the future cash flows expected from an investment lead to expectations of losses.

In this quarter, a provision for losses was recorded with respect to the unsecured liability of VANT, which amounted to R$ 21,427 (R$ 20,441 on March 31, 2005).

The investments valued at cost are immaterial in relation to total assets. Their associated risks would not cause significant impacts to the Company in case of loss of part of these investments.

g. Temporary Cash Investment Risks

The company has temporary cash investments in exclusive financial investment funds (FIFs), whose assets comprise federal securities based on floating, fixed and foreign exchange rates, all subject to CDI, by means of the own backing of these securities or through futures contracts traded at the Futures and Commodities Exchange - BM&F, federal public securities (NBC-E) referred to commercial dollar variation plus exchange coupon, foreign currency and own portfolio investment funds, backed in American treasury bonds and overnight operations, own portfolio of CDB issued by national financial institutions, and own portfolio of CD issued by financial institutions abroad. The investments in treasury bonds, exchange fund and deposit certificates are subject to exchange rate fluctuation risks, and the CDB investments are subject to the issuer institution credit risk. The Company maintains cash investments in the amount of R$ 1,454,350 (R$ 1,537,602 on March 31, 2005). Income accrued to the balance sheet date is recorded in financial income and amounts to R$ 119,028 (R$ 102,185 in 2004). Amounts recognized in the consolidated financial statements are R$ 1,714,555 (R$ 1,782,559 on March 31, 2005), related to investments, and R$ 133,037 (R$ 105,722 in 2004), related to income accrued.

h.           Risk Related to Rules

New Concession Contracts

On June 20, 2003, ANATEL ratified Resolution 341, which provides for new types of concession agreements, in force as from January 1, 2006 up to 2025. The new kind of concession agreement provides for changes in how tariffs are adjusted, such as the General Price Index – Internal Supply (IGP-DI), that would no more be used to set the tariff adjustments based on the annual inflation rate. Consequently, the Company’s operations and competitive position can be affected by these changes.

Overlapping of Licenses

Since the receipt of the certification for compliance with ANATEL 2003 goals, the Company provides national and international fixed and mobile telephone services, and the mobile services through the subsidiary 14 Brasil Telecom Celular S.A. If Telecom Itália International N.V. (“TII”) acquired an indirect controlling interest in the Company, the Company and TIM Brasil Serviços e Participações S.A. (“TIM”) could be considered affiliates under the new Brazilian telecommunications legislation, and the capacity of providing national and international fixed and mobile telephone services throughout the same regions of TIM’s, would be subject to risk of being closed by ANATEL. On January 16, 2004, ANATEL issued an Act establishing a 18-month period for TII to reacquire an indirect controlling interest in the Company, as long as TII do not participate or vote on issues related to the overlapping of services offered by the Company and TIM, such as national and international long-distance and mobile services. If, after that 18-month period, which will commence as from TII return to the controlling block of Brasil Telecom Participações S.A., the Company and Telecom Itália do not reach an agreement to resolve the overlapping, ANATEL reserves the right to impose sanctions on any and all involved parties.

Depending on ANATEL’s final decision, these sanctions could have significant adverse effects to the Company’s business and operations.

On April 28, 2005, TII and TIM, and the Company and BrT Celular executed a Merger Agreement and a related Protocol. Among others, this operation allows to resolve the overlapping of the licenses and regulatory authorizations with TIM, avoiding sanctions and penalties that could be imposed by ANATEL. The operation is subject to several preliminary injunctions. Regardless of the merger above, any or all assets or the mobile services (note 41) may lose value in consequence of the overlapping of the operations or sanctions by ANATEL. To date it is not possible to know the result of these preliminary injunctions.

6.           BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company and its direct or indirect subsidiaries. These companies are better described together, and can be referred to as “Brasil Telecom (group)” and for the purpose of the supplementary pension plan mentioned in this note, are also denominated “Sponsor”.

a.           Supplementary Pension Plan

The Company sponsors supplementary pension plans related with retirement for its employees and assisted members, and, in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”) former CRT, a company merged by the Company on 12/28/00; and (iii) Fundação de Seguridade Social (SISTEL), originated from certain companies of the former Telebrás System.

The Company’s bylaws stipulate approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the National Supplementary Pension Department - SPC, where applicable to the specific plans.

The plans sponsored are annually valued by independent actuaries on the balance sheet date. In the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. Liabilities are provided for plans which show deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Deliberation 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing these surpluses.

The characteristics of the supplementary pension plans sponsored by the Company are described below.

FUNDAÇÃO 14

Since the split of the only pension plan managed by SISTEL, PBS, in January 2000, the evolution tendency for a new stage was already forecasted. Such stage would result in an own and independent management model for TCSPREV pension plan, by means of a specific entity to manage and to operate them, and this fact has become more and more evident throughout the years. This tendency also occurred in the main SISTEL pension plan sponsoring companies, which created their respective supplementary pension plan foundations. In this scenario, Fundação 14 de Previdência Privada was created in 2004, with the purpose of taking over the management and operation of the TCSPREV pension plan, which started as from March 10, 2005, whose process was backed by the segment’s specific legislation and properly approved by the National Supplementary Pension Plan Superintendence – PREVIC.

In accordance with the Transfer Agreement entered into between Fundação Sistel de Seguridade Social and Fundação 14 de Previdência Privada, SISTEL, by means of the Management Agreement, it will provide management and operation services of TCSPREV and PAMEC-BrT plans to Fundação 14, after the transferring of these plans, which took place on March 10, 2005, for a period of up to 18 months, while Fundação 14 organizes itself to take over the management and operation services of its plans.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)
This defined contribution and settled benefit plan was introduced on 2/28/00. On 31/12/01, all the pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Supplementary Pension Department - SPC, due to the need for adjustments to the regulations. Thus, TCSPREV is constituted of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relation Instrument, and the conditions established in the original plans were maintained. In March 2003 this plan was suspended to new employees contracted by the sponsor, but it was reopened in February 2005. TCSPREV currently assists to around 55.7% of the staff.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Destined for health care of retirees and pensioners subject to Grupo PBT-BrT, which was merged to TCSPREV on 12/31/01.

Contributions Established for the Plans

TCSPREV
Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the Company, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. In the case of the PBS-TCS group, the sponsor’s contribution in the quarter was 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. In the quarter, contributions by the sponsor to the TCSPREV group represented, on average, 6.51% of the payroll of the plan participants. For employees, the average was 5.89% .

The contribution by the company in the quarter totaled R$ 7,431 (R$ 7,275 in 2004).

PAMEC-BrT
The contribution for this plan was fully paid in July 1998, through a single payment. New contributions are limited to future necessity to cover expenses, if that occurs.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

The supplementary pension plan which remains under SISTEL’s management comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000 (PBS-A). SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged to the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 1/31/00.

PAMA - Health Care Plan for Retirees / PCE – Special Coverage Plan (Defined Contribution)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 1/31/00, for the beneficiaries of the PBS-TCS Group, incorporated into TCSPREV on 12/31/01 and for the participants of PBS’s defined benefit plans of other sponsors of SISTEL. According to a legal/actuarial appraisal, the Company’s responsibility is exclusively limited to future contributions. During 2004, an optional migration of retirees and pensioners of PAMA took place for new coverage conditions (PCE). The participants who opted for the migration began to contribute to PCE.

Contributions Established for the Plans

PBS-A
Contributions may occur in case of accumulated deficit. On 12/31/04, the actuarial appraisal date, the plan presented a surplus.

PAMA/PCE
This plan is sponsored with contributions of 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom, the PBS-TCS was incorporated into the TCSPREV plan on 12/31/01, and began to constitute an internal group of the plan. Contributions by retirees and pensioners who migrated to PCE are also carried out.

Contributions to PAMA, in the part attributed to the Sponsor, in the quarter totaled R$ 55 (R$ 57 in 2004).

FUNDAÇÃO BrTPREV

The main purpose of the Company sponsoring BrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary.

Plans

BrTPREV
Defined contribution plan and settled benefits, launched in October 2002, destined for the concession of pension plan benefits supplementary to those of the official pension plan and that initially assisted only employees subject to the Subsidiary Rio Grande do Sul. This pension plan remained open to new employees of the Company and its subsidiaries from March 2003 to February 2005. Currently, BrTPREV assists approximately 40% of the staff. Fundador - Brasil Telecom and Alternative - Brasil Telecom Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security, closed to the entry of new participants. Currently, these plans attend approximately 0.6% of the staff.

Contributions Established for the Plans

BrTPREV
Contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to the age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. The sponsor is responsible for the administrative expenses on the basic contributions from employees and normal contributions of the Company and risk benefits. In the quarter contributions by the sponsor represented, on average, 6.23% of the payroll of the plan participants, whilst the average employee contribution was 5.44% .

In the quarter, the Company’s contributions amounted to R$4,454 (R$2,525 in 2004).

Fundador - Brasil Telecom and Alternative-Brasil Telecom
The regular contribution by the sponsor in the quarter was, on average, of 4.09% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate of the period was 4.09% . With the Alternative Plan -Brasil Telecom, the participants also pay an entry fee depending on the age of entering the plan.

The usual contributions of the Company, in the quarter, amounted to R$ 8 (R$ 9 in 2004).

The technical reserve corresponding to the current value of the Company’s supplementary contribution, as a result of the actuarial deficit of the plans managed by FBr PREV, have the settlement within the maximum established period of 20 years as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pensions Department dated 1/25/02. Of the maximum period established, 16 years and nine months still remain for complete settlement. The amortizing contributions in this quarter amounted to R$49,722 (R$49,238 in 2004).

b.           Stock option plan for management and employees

The Extraordinary Shareholders’ Meeting held on April 28, 2000, approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A

This program is granted as an extension of the performance objectives of the Company established by the Board of Directors for a five-year period. Up to June 30, 2005, no stock had been granted.

Program B

The price of exercising is established by the management committee based on the market price of 1000 shares at the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the following way and within the following periods:

	First Grant		Second Grant		Third Grant
	From	End of Period	From	End of Period	From	End of Period
33%	1/1/04	12/31/08	12/19/05	12/31/10	12/21/05	12/31/11
33%	1/1/05	12/31/08	12/19/06	12/31/10	12/21/06	12/31/11
34%	1/1/06	12/31/08	12/19/07	12/31/10	12/21/07	12/31/11

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract.

The information related with the general plan to grant stock options is summarized below:

	June 30, 2005
	Preferred stock options (thousand)	Average exercise price R$
Balance as of 03/31/05	1,415,119	13.00
Balance as of 06/30/05	1,415,119	13.00

There has been no grant of options for purchase of stocks exercised until the end of this quarter and the representativeness of the options balance in relation to the total of outstanding shares is 0.26% (0.26% in March 31, 2005).

Considering the hypothesis that the options will be exercised integrally, the opportunity cost of the respective premiums, calculated based on the Black & Scholes method, would be R$780 (R$622 in 2004).

c.           Other Benefits to Employees

Other benefits are granted to employees, such as: health/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and others.

7.           PROVISIONS FOR CONTINGENCIES

The Company and its subsidiaries periodically assess their contingency risks, and also review their lawsuits taking into consideration the legal, economic, and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal counselors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company, and by service providers.

Tax Suits

The provision for tax contingencies refers principally to matters related to tax collections due to differences in interpretation of the tax legislation by Brasil Telecom (Group) counselors and the tax authorities.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephony plans.

Classification by Risk Level

Contingencies for Probable Risk

Contingencies for probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
NATURE	06/30/05	03/31/05	06/30/05	03/31/05
Labor	424,725	417,692	426,174	419,259
Tax	66,655	70,081	93,005	100,332
Civil	215,380	215,992	216,427	216,743
TOTAL	706,760	703,765	735,606	736,334
Current	275,194	291,456	297,000	312,800
Long-term	431,566	412,309	438,606	423,534

Labor

In the current quarter, the provision for labor contingencies had a net increase of R$11,995 (R$11,953 Consolidated). This variance is caused by the recognition of monetary restatements and effects of the reassessment of contingent risks that determine the additional recognition of a provision in the amount of R$ 47,419 (R$ 47,368, Consolidated), by new additions amounting to R$9,776 (R$ 9.819, Consolidated) and decrease due to the payments which amounted to R$ 45,200 (R$ 45,234, Consolidated).

The main objects that affect the provisions for labor claims are the following:

(i)	Additional Remuneration - related to the claim for payment of additional remuneration for hazardous activities, based on Law 7369/85, regulated by Decree 93412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)	Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

(iii)	Career Plan - related to the request for application of the career and salaries plan for employees of the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc;

(iv)	Joint/Subsidiary Responsibility - related to the request to ascribe responsibility to the Company, made by outsourced personnel, due to supposed nonobservance of their labor rights by their real employers;

(v)	Overtime – refers to the salary and additional payment plea due to labor supposedly performed beyond the contracted work time;

(vi)	Reintegration – plea due to supposed inobservance of employee’s special condition, guaranteeing the impossibility of rescission of labor contract without cause; and

(vii)	Request for the regulation application which established the payment of the incident percentage on the Company’s income, attributed to the Santa Catarina Branch.

Tax

In the quarter, there was a net increase of R$ 1,952 (R$ 16,931 reduction for the Consolidated), represented by a R$ 4,068 increase (R$ 18,461 reduction for the Consolidated) as a result of reassessment of contingent risks and monetary restatements, R$ 103 (R$ 3,750 for the Consolidated) of increase due to new suits, and decrease due to payments amounting to R$ 2,219 (R$ 2,220 for the Consolidated).

The main provisioned lawsuits refer to the following controversies:

(i)	Social Security – related to the non-collection of incident social security in the payment made to cooperatives, as well as the breakdown of the contribution’s salary;

(ii)	Federal Revenue Department - incorrect compensation of tax losses; and

(iii)	CPMF - Non-collection of the tax on financial activities in year 1999.

Civil

In the quarter, there was a net increase of R$ 1,369 (R$ 1,739 for the Consolidated), resulting from the reassessment of contingent risks and monetary restatement at the amount of R$ 15,865 (R$ 15,976 for the Consolidated), as well as new suits totaling R$ 21,148 (R$ 21,500 for the Consolidated) and payments at the amount of R$ 35,644 (R$ 35,737 for the Consolidated).

The lawsuits provided for are the following:

(i)	Review of contractual conditions - lawsuit where a company which supplies equipment filed legal action against the Company, asking for a review of contractual conditions due to economic stabilization plans;

(ii)	Contracts of Financial Participation - It has been signed with TJ/RS the position related to the incorrect procedure previously adopted by the former CRT in processes related to the application of a rule enacted by the Ministry of the Communications. Such cases are in various phases: First instance, Court of Appeals and Higher Court of Appeals; and

(iii)	Other lawsuits - related to various ongoing lawsuits such as indemnification for pain and suffering and material damages to consumers, indemnification for contractual rescission, indemnification for accidents, as well as lawsuits that are in Special Civil Courts whose claims, separately, do not exceed forty minimum salaries.

Contingencies for Possible Risk

The position of contingencies with risk level considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
Nature	06/30/05	03/31/05	06/30/05	03/31/05
Labor	602,647	611,325	607,477	616,009
Tax	1,418,772	1,391,736	1,445,487	1,409,321
Civil	1,314,833	1,143,103	1,318,712	1,146,098
Total	3,336,252	3,146,164	3,371,676	3,171,428

Labor

The main objects that comprise the possible losses of a labor nature are related to additional remuneration for hazardous activities, promotions and joint/subsidiary responsibility, whose evaluation of processes by the legal assessors resulted in a level of risk of loss evaluated only as possible. In addition to the subjects cited, the request for remunerative consideration for hours of work supposedly exceeding the normal agreed workload of hours also contributed to the amount mentioned.

Tax

The increase which took place in the quarter, of R$ 185,238 (R$ 196,379 for the Consolidated) refers to the entrance of new contingencies at the amount of R$ 36,325 (R$ 44,696 for the Consolidated), reevaluation of risk degree and amounts totaling R$ 35,337(R$ 36,531 for the Consolidated) and monetary restatements of R$ 113,576 (R$ 115,152 for the Consolidated).

The main lawsuits are represented by the following objects:

(i)	Notices of INSS, with defenses in administrative proceedings or in court, examining the value composition in the contribution salary owed by the company and that the Company’s legal advisors do not believe there is an incidence of social security contribution;

(ii)	Federal Taxes - notices due to supposed lack of collection;

(iii)	Public class suits questioning the supposed transfer of PIS and COFINS to the final consumers;

(iv)	ICMS - On international calls;

(v)	ICMS - Differential of rate in interstate acquisitions;

(vi)	ICMS - Exploitation of credits related to the acquisition of fixed assets for use and consumption;

(vii)	ISS (Service Tax) - Not collected and/or under-collected; and

(viii)	Withholding tax (IRRF) - Operations related to hedge for covering debts.

Civil

The increase occurred in the quarter was of R$ 310,731 (R$ 312,446 related to the Consolidated) and is represented, mainly, by the increase of R$ 317,839 (R$319,483 to the Consolidated) related in its majority to shares resulting from the capitalization process, for which a higher number of shares in the capital stock in relation to what was issued is demanded, as well as corresponding demanded dividends. The other variations are composed, basically, of monetary restatements and reduction by reevaluations of existing causes, leading to a net reduction of R$ 7,108 (R$ 7,037 for the Consolidated).

The main lawsuits are presented as follows:

(i)	Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs intend to pay the compensations related to the contracts resulting from the Community Telephony Program. Such proceedings are encountered in various phases: First instance, Court of Appeals and Higher Court of Appeals;

(ii)	Lawsuits of a consumerist nature;

(iii)	Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied to a contract for rendering of services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services; and

(iv)	Customer service points - Public class lawsuits arising from the closing of customer attendance points.

Contingencies for Remote Risk

In addition to the claims mentioned, there are also contingencies considered to be of a remote risk amounting to R$ 1,688,656 (R$ 1,574,577 on 03/31/05) for the Parent Company and R$ 1,718,514 (R$ 1,603,416 on 03/31/05) for the Consolidated.

Guarantees

The company has guarantees signed with financial institutions, as complementary guarantees for judicial proceedings in provisional execution, in the amount of R$ 457,986 (R$ 384,513 on 03/31/05). The remuneration of these contracts, whose term is undetermined, varies from 0.50% p.a. to 2.00% p.a., representing an average rate of 0.92% p.a.

The judicial deposits related to contingencies and contested taxes (suspended liability) are shown in Note 23.

8.           SHAREHOLDERS’ EQUITY

a.           Share Capital

The Company is authorized to increase its capital by means of a resolution of the Board of Directors to a total limit of 560,000,000,000 (five hundred and sixty billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of new preferred shares without voting rights.

By means of a resolution of the General Shareholders' Meeting or the Board of Directors, the Company’s capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization can be effected without modifying the number of shares.

The capital is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares can be excluded, in the cases stipulated in article 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in paragraphs 1 to 3 of article 12 of the bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of the Company’s shares or 3% per annum, calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$3,435,788 (R$ 3,435,788 as of 03/31/05) represented by shares without par value as follows:

In thousand of shares
Type of Shares	Total of Shares		Shares held in Treasury		Outstanding Shares
	06/30/05	03/31/05	06/30/05	03/31/05	06/30/05	03/31/05
Common	249,597,050	249,597,050	-	-	249,597,050	249,597,050
Preferred	305,701,231	305,701,231	13,679,382	13,679,382	292,021,849	292,021,849
TOTAL	555,298,281	555,298,281	13,679,382	13,679,382	541,618,899	541,618,899

	06/30/05	03/31/05
Net Equity per thousand Outstanding Shares (R$)	11.51	11.86

b.           Treasury Stock

In the calculation of the net equity the preferred shares held in treasury were deducted. These shares held in treasury are derived from the following events:

Merger

The Company holds in treasury preferred stock acquired in the first half of 1998 by the former Companhia Riograndense de Telecomunicações - CRT, the company that was merged by Brasil Telecom S.A. on December 28, 2000. Since the merger, the company has outstanding shares to comply with judicial rules, resulting from ownership claims of the original subscribers of the merged company. The amount originally paid, in this case, is considered as a cost of replacement, according to the control made by the Company, considering the outgoings for the older acquisitions to the more recent ones.

The average acquisition cost originally represented, at CRT, an amount of R$1.24 per share. With the swap ratio of the shares, resulting from the merger process, each CRT share was swapped for 48.56495196 shares of Brasil Telecom S.A., resulting in an average cost of R$ 0.026 for each share held in treasury.

The movements of shares held in treasury derived from the merged company were the following:

	06/30/05		03/31/05
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the quarter	1,282	30	1,282	30
Closing balance in the quarter	1,282	30	1,282	30

The retained earnings account represents the origin of the funds invested in the acquisition of these shares held in treasury.

Stock Repurchase Program – Years from 2002 to 2004

Shares resulting from repurchase programs are held in treasury, and on 9/13/04 a material fact of the current proposal approved by the Company’s Board of Directors was published, for the repurchase of preferred stocks issued by the Company, for holding in treasury or cancellation, or subsequent sale, under the following terms and conditions: (i) the premium account in the share subscription represented the origin of the funds invested in the purchase of shares; (ii) the authorized quantity for the purchase of own preferred shares for being held in treasury was limited to 10% of outstanding preferred shares; and (iii) the period determined for the acquisition was 365 days, in accordance with CVM Instruction 390/03.

The quantity of shares held in treasury arising from the programs for repurchase of shares was the following:

	06/30/05		03/31/05
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the quarter	13,678,100	154,692	8,105,600	92,420
Shares acquired	-	-	5,572,500	62,272
Closing balance in the quarter	13,678,100	154,692	13,678,100	154,692

Unit historical cost in the acquisition of shares held in treasury (R$)	06/30/05	03/31/05
Weighted Average	11.31	11.31
Minimum	10.31	10.31
Maximum	13.80	13.80

The unit cost in the acquisition considers the totality of stock repurchase programs.

Up to the balance sheet date, there were no disposals of preferred shares purchased based on repurchase programs.

Market value of Treasury Stock

The market value of treasury shares, arising from the merger of CRT and the repurchase programs, at the market quotation at the balance sheet date was the following:

	06/30/05	03/31/05
Number of preferred shares held in treasury (thousands of shares)	13,679,382	13,679,382
Quotation per thousand shares on BOVESPA (R$)	10.10	10.85
Market value	138,162	148,421

The Company maintains the balance of treasury stocks in a separate account. For presentation purposes, the values of the treasury stocks are deducted from the reserves that originated the repurchase, and are presented as follows:

	Premium in the Subscription of Shares		Other Capital Reserves		Retained Earnings
	06/30/05	03/31/05	06/30/05	03/31/05	06/30/05	03/31/05
Account Balance of Reserves	434,647	434,647	123,334	123,334	1,145,047	1,335,577
Treasury Stocks	(99,822)	(99,822)	(54,870)	(54,870)	(30)	(30)
Balance, Net of Treasury Stocks	334,825	334,825	68,464	68,464	1,145,017	1,335,547

c.           Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Special Goodwill Reserve in the Merger: represents the net value of the contra entry of the goodwill amount recorded in deferred assets, as provided by CVM Instructions 319/99, 320/99 and 349/01. When the corresponding tax credits are used, the reserve is capitalized, annually, on behalf of the controlling shareholder and the minority shareholders existing on its formation date, observing the preemptive right of the other shareholders.

Reserve for Donations and Subsidies for Investments: registered as a result of donations and subsidies received, the contra entry of which represents an asset received by the Company.

Reserve for Special Monetary Restatement as per Law 8.200/91: registered as a result of special monetary restatement adjustments of permanent assets to compensate the distortions in the monetary restatement indices prior to 1991.

Other Capital Reserves: formed by the contra entry of the interest on works in progress up to 12/31/98 and funds invested in income tax incentives.

d.           Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The legal reserve is only used to increase capital or to offset losses.

Retained Earnings: constituted at the end of each year, offset by the remaining balance of net income or loss for the year, adjusted according to the terms of article 202 of Law 6.404/76, or by the recording of adjustments from prior years, if applicable.

e.           Dividends and Interest on Shareholders’ Equity

The dividends are calculated at the end of the fiscal year. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company’s bylaws.

As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, interest on shareholders’ equity (JSCP), under the terms of article 9, paragraph 7, of Law 9,249, as of 12/26/95. The interest paid or credited will be offset with the minimum mandatory dividend amount, in accordance with the article 43 of the Company’s bylaws.

9.           OPERATING REVENUE FROM SERVICES RENDERED AND GOODS SOLD

PARENT COMPANY	CONSOLIDATED
	06/30/05	06/30/04	06/30/05	06/30/04

Fixed Telephone Service

Local Service	3,464,201	3,294,829	3,463,826	3,294,793
Connection fees	14,759	18,518	14,759	18,481
Basic subscription	1,697,166	1,477,201	1,697,146	1,477,201
Measured service charges	672,157	685,883	671,921	685,883
Fixed to mobile calls - VC1	1,041,479	1,064,697	1,041,365	1,064,697
Rent	744	768	743	768
Other	37,896	47,762	37,892	47,763

Long Distance Service	1,533,854	1,176,065	1,533,732	1,176,065
Inter-Sectorial Fixed	501,024	528,430	500,990	528,430
Intra-Regional Fixed (Inter-Sectorial)	200,511	186,258	200,525	186,258
Fixed Inter Regional	148,426	73,540	148,396	73,540
Fixed to mobile calls - VC2 and VC3	652,162	375,307	652,094	375,307
International	31,731	12,530	31,727	12,530

Interconnection	378,685	370,579	339,963	370,579
Fixed-Fixed	210,128	241,343	210,125	241,343
Mobile-Fixed	168,557	129,236	129,838	129,236

Lease of Means	176,164	118,518	143,626	118,518
Public Telephone Service	211,004	227,238	210,992	227,238
Supplementary Services, Intelligent Network and Advanced Telephony	230,514	203,569	230,103	203,169
Other	19,728	13,813	19,039	13,818

Total of Fixed Telephone Service	6,014,150	5,404,611	5,941,281	5,404,180

Mobile Telephone Service

Telephony	-	-	183,580	-
Subscription	-	-	78,871	-
Utilization	-	-	87,258	-
Roaming	-	-	602	-
Interconnection	-	-	15,302	-
Other Services	-	-	1,547	-

Sale of Goods	-	-	114,127	-
Cell Phones	-	-	106,457	-
Electronic Cards - Brasil Chip, Accessories and Other
Goods	-	-	7,670	-

Total of Mobile Telephone Service	-	-	297,707	-

Data Communication Services and Other

Data Communication	657,517	482,399	686,208	475,759
Other Main Activities Services	2,761	11,857	185,980	66,311

Total of Data Communication Services and Other	660,278	494,256	872,188	542,070

Gross Operating Revenue	6,674,428	5,898,867	7,111,176	5,946,250

Deductions from Gross Revenue	(1,972,851)	(1,681,670)	(2,140,672)	(1,708,355)
Taxes on Gross Revenue	(1,886,209)	(1,626,707)	(2,018,620)	(1,649,326)
Other Deductions on Gross Revenue	(86,642)	(54,963)	(122,052)	(59,029)

Net Operating Revenue	4,701,577	4,217,197	4,970,504	4,237,895

10.           COST OF SERVICES RENDERED AND GOODS SOLD

The costs incurred in the rendering of services and sales of goods are as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/05	06/30/04	06/30/05	06/30/04
Interconnection	(1,241,822)	(1,041,580)	(1,176,812)	(1,041,580)
Depreciation and Amortization	(1,017,717)	(1,070,491)	(1,143,505)	(1,082,689)
Third-Party Services	(336,372)	(297,573)	(390,540)	(312,909)
Rent, Leasing and Insurance	(114,455)	(100,534)	(202,564)	(97,128)
Personnel	(64,817)	(54,560)	(76,148)	(57,829)
Means of Connection	(34,983)	(46,994)	(29,783)	(77,834)
Material	(34,483)	(44,841)	(35,094)	(44,857)
FISTEL	(8,372)	(6,606)	(36,585)	(6,606)
Goods Sold	-	-	(139,017)	-
Other	(3,570)	(3,593)	(3,736)	(3,596)
Total	(2,856,591)	(2,666,772)	(3,233,784)	(2,725,028)

11.           COMMERCIALIZATION OF SERVICES

The expenses related to commercialization activities are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	06/30/05	06/30/04	06/30/05	06/30/04
Third-Party Services	(231,115)	(199,954)	(406,971)	(203,127)
Losses on accounts Receivable(1)	(168,388)	(181,933)	(188,111)	(182,971)
Personnel	(86,684)	(60,951)	(122,741)	(63,461)
Rent, Leasing and Insurance	(72,683)	(69,232)	(3,435)	(2,194)
Depreciation and Amortization	(2,632)	(2,793)	(8,100)	(2,801)
Material	(598)	(464)	(16,076)	(884)
Other	(319)	(336)	(313)	(336)
Total	(562,419)	(515,663)	(745,747)	(455,774)
 (1) Includes provision for Loan Losses

12.           GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include the information technology expenses are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	06/30/05	06/30/04	06/30/05	06/30/04
Third-Party Services	(308,458)	(246,795)	(349,842)	(252,355)
Depreciation and Amortization	(112,426)	(93,537)	(137,960)	(97,634)
Personnel	(83,181)	(66,847)	(109,272)	(73,110)
Rent, Leasing and Insurance	(15,175)	(19,508)	(19,529)	(19,630)
Material	(1,984)	(1,793)	(7,573)	(2,079)
Other	(481)	(518)	(971)	(2,047)
Total	(521,705)	(428,998)	(625,147)	(446,855)

13.           OTHER OPERATING INCOME (EXPENSES), NET

The remaining income and expenses attributed to operational activities are shown as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/05	06/30/04	06/30/05	06/30/04
Fines	46,481	37,142	44,360	37,101
Recovered Taxes and Expenses	35,093	28,907	50,346	28,996
Technical and Administrative Services	32,423	13,738	24,520	14,286
Operating Infra-Structure Rent and Other	27,710	33,934	26,181	33,152
Provision/Reversal of Other Provisions	7,773	15,439	737	15,661
Contingencies – Provision(1)	(98,379)	(65,444)	(79,952)	(62,241)
Taxes (Other than Gross Revenue, Income and Social Contribution Taxes)	(26,717)	(20,316)	(34,046)	(21,185)
Goodwill Amortization in the Acquisition of Investments	(11,037)	-	(45,994)	(15,537)
Provision for Actuarial Liability of Pension Funds	(7,796)	(3,647)	(7,796)	(3,647)
Labor Suits	(6,112)	(32)	(6,136)	(32)
Donations and Sponsorships	(3,927)	(5,876)	(4,346)	(6,182)
Court Fees	(3,358)	(1,804)	(3,431)	(1,805)
Loss on Write-off of Repair/Resale Inventories	(188)	(1,215)	(246)	(537)
Other Expenses	(4,889)	(6,665)	(1,584)	(6,307)
Total	(12,923)	24,161	(37,387)	11,723
(1) The provisioned contingencies are further explained in note 7.

14.           FINANCIAL EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	06/30/05	06/30/04	06/30/05	06/30/04
Financial Revenues	397,601	259,495	441,652	272,429
Local Currency	200,887	211,153	221,874	214,835
On Rights in Foreign Currency	196,714	48,342	219,778	57,594
Financial Expenses	(820,843)	(788,717)	(907,436)	(793,290)
Local Currency	(345,869)	(444,341)	(377,598)	(446,142)
On Liabilities in Foreign Currency	(234,874)	(106,276)	(289,738)	(109,048)
Interest on Shareholders’ Equity	(240,100)	(238,100)	(240,100)	(238,100)
Total	(423,242)	(529,222)	(465,784)	(520,861)

The Interest on Shareholders’ Equity amount was reversed in the determination of the income, minus retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15.           NON-OPERATING EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	06/30/05	06/30/04	06/30/05	06/30/04
Amortization of Special Goodwill in the Merger (CVM Instruction 319/99)	(94,664)	(94,664)	(94,664)	(94,664)
Reversal of Provision for Maintenance of Integrity of Shareholders’ Equity (CVM Instruction 349/01)	94,664	94,664	94,664	94,664
Amortization of Goodwill in Merger	(62,007)	(62,007)	(65,911)	(62,007)
Result in the Write-off of Fixed and Deferred Assets	(8,032)	(60,803)	(11,333)	(61,117)
Provision/Reversal for Investment Losses	(4,680)	(13,599)	(1,286)	(13,599)
Provision/Reversal for Realization Amount and Fixed Asset Losses	4,136	(2,553)	6,169	114
Other Non-operating Expenses	(198)	(573)	(205)	(594)
Total	(70,781)	(139,535)	(72,566)	(137,203)

16.           INCOME TAX AND SOCIAL CONTRIBUTION ON EARNINGS

Income tax and social contribution on earnings are recorded on an accrual basis, and the tax effects on temporary differences are deferred. The provision for income tax and social contribution on earnings recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/05	06/30/04	06/30/05	06/30/04
Income Before Taxes and after Profit Sharing	(82,638)	(70,154)	(209,912)	(62,973)
Income of Companies Not Subject to Income Tax and Social
Contribution	-	-	32,244	19,670
Total of Taxable Income	(82,638)	(70,154)	(177,668)	(43,303)
Income Tax of Legal Entities
Expense Related to Income Tax (10%+15%=25%)	20,660	17,539	44,417	10,826
Permanent Additions	(111,272)	(33,031)	(44,640)	(36,766)
Amortization of Goodwill	(18,261)	(15,502)	(21,823)	(19,974)
Equity Accounting	(76,004)	(1,721)	-	-
Non-Operating Equity Accounting	-	-	(1)	(192)
Exchange Variation on Investments	(10,386)	-	(13,718)	-
Losses with investment	-	(12,899)	-	(12,899)
Other Additions	(6,621)	(2,909)	(9,098)	(3,701)
Permanent Exclusions	7,367	5,037	14,159	8,349
Equity Accounting	2,250	-	-	-
Exchange Variation on Investments	-	-	3,009	-
Dividends of Investments Valuated by Acquisition Cost/Prescribed Dividends	382	90	382	90
Federal Tax Recoverable	3,956	4,567	3,956	4,567
Other Exclusions	779	380	6,812	3,692
Tax Loss Offset	-	-	1,227	-
Other	317	-	365	1,192
Effect of Income Tax in Statement of Income	(82,928)	(10,455)	15,528	(16,399)
Social Contribution on Net Income
Expense Related To Social Contribution on Income (9%)	7,437	6,314	15,990	3,897
Permanent Additions	(39,483)	(11,117)	(15,445)	(12,408)
Amortization of Goodwill	(6,574)	(5,581)	(7,856)	(7,191)
Equity Accounting	(27,361)	(619)	-	-
Non-operating Equity Accounting	-	-	-	(69)
Exchange Variation in Investments	(3,739)	-	(4,938)	-
Losses with Investments	-	(4,643)	-	(4,643)
Other Additions	(1,809)	(274)	(2,651)	(505)
Permanent Exclusions	2,585	1,777	5,029	2,975
Equity Accounting	810	-	-	-
Exchange Variation on Investments	-	-	1,083	-
Dividends of Investments Valuated by Acquisition Cost/Prescribed Dividends	138	32	138	32
Federal Tax Recoverable	1,424	1,644	1,424	1,644
Other Exclusions	213	101	2,384	1,299
Compensation of Negative Calculation Basis	-	-	442	-
Other	-	-	-	318
Effect of Social Contribution in Statement of Income	(29,461)	(3,026)	6,016	(5,218)
Effect of Income Tax and Social Contribution in Statement of Income	(112,389)	(13,481)	21,544	(21,617)

17.           CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Cash	5,051	5,717	5,372	6,758
Bank Accounts	23,788	55,058	56,058	63,817
Temporary cash investments	1,454,350	1,537,602	1,714,555	1,782,559
Total	1,483,189	1,598,377	1,775,985	1,853,134

Temporary cash investments represent amounts invested in exclusive funds, represented by portfolios managed by financial institutions, guaranteed in federal bonds with average profitability equivalent to interbank deposit rates (DI CETIP - CDI), in federal bonds (NBC-E), linked to commercial dollar variation plus 4.51% p.a., US treasury bonds, which earns exchange rate variation plus interest of 3.63% p.a. to 5.38% p.a., deposit certificates issued by foreign financial institutions, and Certificate Deposits (CDBs) issued by first-rate financial institutions with average profitability equivalent CDIs.

The breakdown of temporary cash investment portfolio is presented below, on the balance sheet date:

PARENT COMPANY
	06/30/05
Financial Institution	INVESTMENT NATURE
	Treasury Financial Bills (LFT)	National Treasury Bills (swap coverage)	US Treasury Bonds	NBC-E	Over Selic
Exclusive Funds
ABN Amro	86,207	125,371	-	-	9,451
Banco do Brasil	55,408	9,529	-	-	14
CEF	52,210	36,997	-	-	8,090
Citigroup	2,428	20,846	-	-	-
Itaú	202,477	23,483	-	-	-
Safra	28,363	86,672	-	-	1,443
Santander	128,230	55,175	-	24,916	289
Unibanco	203,198	34,065	-	-	-
Total of Exclusive Funds	758,521	392,138	-	24,916	19,287
Other Investments	-	-	211,493	-	-
Total of Temporary Cash Investment	758,521	392,138	211,493	24,916	19,287

PARENT COMPANY
	06/30/05
Financial Institution	Investments Nature				Total
	Brazilian Treasury Notes (NTN-D)	Open Investment Funds (Fixed Income)	Provision for Income Tax	Liabilities
Exclusive Funds
ABN Amro	-	-	(1,106)	(22)	219,901
Banco do Brasil	35,352	-	(417)	-	99,886
CEF	-	-	(428)	(15)	96,854
Citigroup	-	-	(107)	(4)	23,163
Itaú	-	-	(971)	(17)	224,972
Safra	-	-	(471)	-	116,007
Santander	18,398	-	(1,142)	(29)	225,837
Unibanco	-	-	(1,062)	(16)	236,185
Total of Exclusive Funds	53,750	-	(5,704)	(103)	1,242,805
Other Investments	-	52	-	-	211,545
Total of Temporary Cash Investment	53,750	52	(5,704)	(103)	1,454,350

CONSOLIDATED
	06/30/05
Financial Institution	Investments Nature
	Treasury Financial Bills (LFT)	National Treasury Bills (swap coverage)	Treasury Financial Bills (LFT)	NBC-E	Treasury Financial Bills (LFT)	National Treasury Bills (NTN-D)
Exclusive Funds
ABN Amro	86,207	125,371	-	-	9,451	-
Banco do Brasil	127,811	19,075	-	-	2,009	35,352
CEF	53,639	38,010	-	-	8,311	-
Citigroup	2,428	20,846	-	-	-	-
Itaú	202,477	23,483	-	-	-	-
Safra	28,363	86,672	-	-	1,443	-
Santander	128,230	55,175	-	24,916	289	18,398
Unibanco	216,184	36,242	-	-	-	-
Total Exclusive Funds	845,339	404,874	-	24,916	21,503	53,750
Other Investments	-	-	285,658	-	-	-
Total of Temporary Cash Investments	845,339	404,874	285,658	24,916	21,503	53,750

CONSOLIDATED
	06/30/05
Financial Institution	Nature of Investments		Rectifier		Total
	Open Investment Funs (fixed- income)	Certificates of Bank Deposits	Income Tax (IR) Provision	Liabilities
Exclusive Funds
ABN Amro	-	-	(1,106)	(22)	219,901
Banco do Brasil	11	-	(417)	(4)	183,837
CEF	-	-	(440)	(15)	99,505
Citigroup	-	-	(107)	(4)	23,163
Itaú	-	-	(971)	(17)	224,972
Safra	-	-	(471)	-	116,007
Santander	-	-	(1,142)	(29)	225,837
Unibanco	-	-	(1,062)	(17)	251,347
Total of Exclusive Funds	11	-	(5,716)	(108)	1,344,569
Other Investments	37,679	46,649	-	-	369,986
Total of Temporary cash investments	37,690	46,649	(5,716)	(108)	1,714,555

Liabilities from exclusive funds are restricted to the payment of services rendered by the asset management, attributed to investment operations, such as custody, audit and other expenses rates, not existing relevant financial liabilities, as well as Company’s assets to guarantee those liabilities. The funds’ creditors do not have funds against the Company’s general credit.

Statement of Cash Flow

PARENT COMPANY	CONSOLIDATED
	06/30/05	06/30/04	06/30/05	06/30/04
Operating Activities
Net Income (Loss) for the Period	45,073	154,465	45,073	153,523
Minority Interest	-	-	6,660	(13)
Income Items that Do Not Affect Cash Flow	2,278,267	2,209,241	2,292,344	2,216,398
Depreciation and Amortization	1,205,818	1,228,828	1,401,470	1,260,669
Losses on Accounts Receivable From Services	157,737	188,340	163,551	189,250
Provision for Doubtful Accounts	10,651	740	24,560	877
Provision for Contingencies	98,379	79,652	79,952	76,449
Deferred Taxes	178,691	237,055	321,101	231,211
Income in Sales of Permanent Assets	11,911	64,628	10,300	62,245
Financial Charges	278,531	403,113	291,410	405,226
Equity Account	336,554	6,885	-	-
Other (Revenues) Expenses	(5)	-	-	(9,529)
Changes in Assets and Liabilities	(643,259)	(743,145)	(873,369)	(727,538)
Cash Flow from Operations	1,680,081	1,620,561	1,470,708	1,642,370

Financing Activities
Dividends/Interest on Shareholders’ Equity Paid during the Period	(569,817)	(205,333)	(569,817)	(205,333)
Loans and Financing	(555,370)	92,958	(544,549)	91,119
Loans Obtained	898	1,168,567	11,719	1,168,567
Loans Paid	(279,833)	(755,801)	(279,833)	(759,848)
Interest Paid	(276,435)	(319,808)	(276,435)	(317,600)
Increase to the Shareholders’ Equity	-	-	-	942
Acquisition of Own Shares	(62,272)	-	(62,272)	-
Other Financing Activity Flows	5	-	31,778	(6,339)
Cash Flow from Financing Activities	(1,187,454)	(112,375)	(1,144,860)	(119,611)

Investment Activities
Financial Investments	88,478	(159,745)	(475)	(4)
Providers of Investments	82,006	97,341	(232,837)	49,844
Funds Obtained from Sale of Permanent Assets	967	3,752	1,306	3,763
Investments in Permanent Assets	(846,715)	(1,830,702)	(715,667)	(1,066,756)
Investments	(846,715)	(1,656,160)	(715,667)	(895,879)
Investments by Acquisition of New Companies	-	(174,542)	-	(170,877)
Acquisition Value	-	(174,542)	-	(174,542)
Cash and Equivalents of Aggregate Cash	-	-	-	3,665
Other Financing Activity Flows	(297,698)	(4,633)	-	(4,633)
Cash Flow from Financing Activities	(972,962)	(1,893,987)	(947,673)	(1,017,786)

Cash Flow for the Period	(480,335)	(385,801)	(621,825)	504,973
Cash and Cash Equivalents
Closing Balance	1,483,189	1,027,533	1,775,985	1,970,738
Opening Balance	1,963,524	1,413,334	2,397,810	1,465,765
Changes in Cash and Cash Equivalents	(480,335)	(385,801)	(621,825)	504,973

18.           TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Billed Services	1,378,343	1,371,482	1,476,145	1,463,396
Services to be Billed	945,326	909,694	968,806	928,567
Sales of Goods	3,404	4,525	72,043	64,842
Subtotal	2,327,073	2,285,701	2,516,994	2,456,805
Allowance for Doubtful Accounts	(247,189)	(256,059)	(266,765)	(269,976)
Services Rendered	(247,189)	(256,059)	(262,349)	(266,538)
Sales of Goods	-	-	(4,416)	(3,438)
Total	2,079,884	2,029,642	2,250,229	2,186,829
Coming Due	1,519,593	1,443,382	1,635,384	1,554,100
Past Due:
01 to 30 Days	364,400	366,123	393,236	386,248
31 to 60 Days	131,907	141,436	145,929	156,203
61 to 90 Days	76,150	96,040	89,069	106,580
91 to 120 Days	61,207	62,025	67,673	67,984
More than 120 Days	173,816	176,695	185,703	185,690

19.           INVENTORIES

The maintenance and resale inventories, to which provisions for losses or adjustments to the forecast in which they must be realized are constituted, are composed as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Inventory for Resale (Cell Phones and Accessories)	-	-	118,692	189,208
Maintenance Inventory	6,160	6,654	14,083	14,029
Provision for the Adjustment to the Realization Value	-	-	(52,246)	(58,615)
Provision for Probable Losses	(2,320)	(2,351)	(7,064)	(7,095)
Total	3,840	4,303	73,465	137,527

20.           LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Loans and Financing	9,425	9,426	10,968	10,937
Total	9,425	9,426	10,968	10,937
Current	1,213	1,172	2,756	2,683
Long-term	8,212	8,254	8,212	8,254

The loans and financing credits refer mainly to funds advanced by the producer of telephone directories and against the sale of fixed assets to other telephone companies, The remaining loans are linked to the variation of the IGP-DI and the IPA-OG/Industrial Products of Column 27 issued by Fundação Getúlio Vargas - FGV, The consolidated financial statements show a loan granted by Freelance S.A., which is indexed to IGP-M, plus 12% p.a.

21.           DEFERRED AND RECOVERABLE TAXES

Deferred income related to Income Tax and Social Contribution on Income

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Income Tax - Legal Entity
Deferred Income Tax on:
Tax Loss	-	-	151,635	99,565
Provision for Contingencies	176,690	175,941	176,805	175,986
Provision for Pension Plan Actuarial Insufficiency Coverage	123,640	124,535	123,640	124,535
Allowance for Doubtful Accounts	61,797	64,015	66,213	66,987
ICMS - 69/98 Agreement	58,347	54,546	58,363	54,554
Goodwill on CRT Acquisition	19,722	31,555	19,722	31,555
Provision for COFINS/CPMF Suspended Collection	14,456	16,545	14,456	16,545
Provision for Employee Profit Sharing	4,610	6,684	5,338	8,098
Loss due to Exchange Fluctuation - Swap/AFAC	40,737	11,182	40,737	11,182
Other Provisions	14,614	14,213	18,357	29,271
Subtotal	514,613	499,216	675,266	618,278
Social Contribution on Income
Deferred Social Contribution on:
Negative Calculation Basis	-	-	54,673	35,903
Provision for Contingencies	63,608	63,339	63,650	63,355
Provision for Pension Plan Actuarial Insufficiency Coverage	44,510	44,833	44,510	44,833
Allowance for Doubtful Accounts	22,247	23,045	23,837	24,115
Goodwill on CRT Acquisition	7,100	11,360	7,100	11,360
Provision for Employee Profit Sharing	1,918	2,657	2,190	3,183
Loss due to Exchange Fluctuation - Swap/AFAC	14,665	4,025	14,665	4,025
Other Provisions	6,239	6,093	7,585	11,515
Subtotal	160,287	155,352	218,210	198,289
Total	674,900	654,568	893,476	816,567
Current	289,825	275,248	307,064	306,398
Long-term	385,075	379,320	586,412	510,169

Below are the periods in which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized, which are derived from temporary differences between book income according on the accrual basis and taxable income, The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. These assets are recorded in accordance with the requirements of CVM Instruction 371/02, being annually subject to a technical study, which is submitted to the Executive Board, Board of Directors and Fiscal Council for approval.

PARENT COMPANY	CONSOLIDATED
2005	159,069	166,831
2006	196,839	208,998
2007	59,027	76,829
2008	51,916	92,258
2009	56,746	108,930
2010 to 2012	58,386	146,713
2013 to 2014	18,583	18,583
After 2014	74,334	74,334
Total	674,900	893,476
Current	289,825	307,064
Long-term	385,075	586,412

The recoverable amount foreseen after year 2014 is a result of a provision to cover an actuarial insufficiency of pension plans that is being settled according to the maximum remaining period of 16 years and six months, in line with the period established by the Supplementary Pension Department (“SPC”), Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Company presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$ 174,381, attributed to the Consolidation, were not recorded due to the history of losses or uncertainties of taxable income in VANT, BrT Multimídia, BrT CSH, BrT CS Ltda, CSI and IG Brasil, subsidiaries that the Company holds direct or indirect control.

Other Tax Recoverable

It is comprised of federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Complementary Law 102/00.

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
ICMS	303,549	296,273	436,480	482,943
Income Tax - Legal Entity	167,795	98,984	184,955	114,701
PIS and COFINS	71,881	70,941	101,096	105,986
FUST	29,246	28,356	29,246	28,356
Social Contribution on Net Income	25,806	15,621	26,517	16,048
Other	2,118	1,998	5,787	5,724
Total	600,395	512,173	784,081	753,758
Current	369,396	295,004	491,614	473,820
Long-term	230,999	217,169	292,467	279,938

22.           INCOME SECURITIES

Represented by bank deposit certificates (CDB) of Banco de Brasília S.A. – BRB, remunerated with 95% of SELIC, rate, to guarantee the financing obtained through the Program to Promote the Economic and Sustainable Development of Distrito Federal (Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal – PRÓ-DF). These long-term securities, which amount to R$ 97 for the Company and R$ 1,684 for the Consolidated, will be maintained during the financing amortization period (liability), whose grace period establishes the first payment for year 2019, payable in 180 monthly, consecutive installments. This asset may be used to pay the final installments of that financing.

23.           COURT DEPOSITS

Balances of judicial deposits related with contingencies and contested taxes (suspended demand):

PARENT COMPANY	CONSOLIDATED
Nature of Related Liabilities	06/30/05	03/31/05	06/30/05	03/31/05
Labor	378,849	337,401	379,514	338,041
Tax	305,139	288,461	307,484	290,479
Challenged Taxes - ICMS 69/98 Agreement	233,395	218,222	233,457	218,279
Other	71,744	70,239	74,027	72,200
Civil	31,192	23,601	31,676	23,780
Total	715,180	649,463	718,674	652,300
Current	152,563	142,465	153,277	142,535
Long-term	562,617	506,998	565,397	509,765

24.           OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Prepaid Expenses	87,940	90,328	100,031	105,859
Advances to Employees	29,892	21,468	39,011	27,321
Advances to Suppliers	28,305	38,397	33,548	46,052
Receivables from Other Telecom Companies	19,909	54,840	19,909	54,840
Tax Incentives	14,473	14,473	14,473	14,473
Compulsory Deposits	1,750	1,750	1,750	1,750
Contractual Guarantees and Retentions	1,465	1,463	2,343	17,486
Assets for Sale	276	276	276	276
Receivables from Sale of Assets	175	175	176	176
Other	9,272	8,569	12,883	14,866
Total	193,457	231,739	224,400	283,099
Current	113,291	149,885	140,399	195,688
Long-term	80,166	81,854	84,001	87,411

25.           INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Investments Carried Under The Equity Method	1,799,379	1,917,977	-	-
14 Brasil Telecom Celular S.A.	1,002,718	1,167,508	-	-
BrT Serviços de Internet S.A.	353,602	357,196	-	-
BrT Subsea Cable Systems (Bermudas) Ltd.	322,432	267,539	-	-
MTH Ventures do Brasil Ltda.	120,623	125,730	-	-
Santa Bárbara dos Pampas S.A	1	1	-	-
Santa Bárbara dos Pinhais S.A	1	1	-	-
Santa Bárbara do Cerrado S.A	1	1	-	-
Santa Bárbara do Pantanal S.A	1	1	-	-
Advances for Future Capital Increase	355,346	180,632	-	-
14 Brasil Telecom Celular S.A.	346,001	77,998	-	-
Vant Telecomunicações S.A.	9,345	9,345	-	-
BrT Subsea Cable Systems (Bermudas) Ltd.	-	93,289	-	-
Goodwill on Acquisition of Investments. Net	84,614	90,132	337,777	387,441
MTH Ventures do Brasil	84,614	90,132	84,614	90,132
IG Cayman	-	-	186,363	223,378
Companies IBEST	-	-	61,157	67,818
Companies BRT Cabos Submarinos	-	-	5,643	6,113
Interests Valued at Cost of Acquisition	39,148	39,147	39,148	39,148
Tax Incentives (Net of Allowance for Losses)	23,512	23,149	23,512	23,149
Other Investments	373	373	389	389
Total	2,302,372	2,251,410	400,826	450,127

The Company holds a 100% interest in the capital stock of VANT Telecomunicações S.A., whose 19,9% acquisition process occurred in the fiscal year of 2001, and the remaining acquisition was concluded in the second quarter of 2004, VANT presents a negative shareholders’ equity of R$ 21,427 (R$ 20,441 on 03/31/05), and a provision at the amount of the unsecured liabilities of the Subsidiary was constituted in the Company.

Advances for future capital increase in favor of the subsidiaries were considered in the investments appraisal, since the allocated investments are only awaiting for the formalization of the corporate acts of these companies to perform the respective capital increases in favor of the Company.

Investments Valued Using the Equity Method: the main data related to directly controlled companies are as follows:

	BrTI		BrT Celular		MTH
	06/30/05	03/31/05	06/30/05	03/31/05	06/30/05	03/31/05
Shareholders’ Equity	353,602	357,196	1,002,718	1,167,508	120,623	125,731
Capital	388,071	388,071	1,400,000	1,400,000	321,084	321,084
Net Equity per Share/Quota (R$)	911.18	920.44	716.23	833.93	375.67	391.58
Number of Shares/Quotas Held by Company
Common Shares	388,071	388,071	1,400,000	1,400,000	-	-
Quotas	-	-	-	-	321,084	321,084
Ownership % in Subsidiary’s Capital
In Total Capital	100%	100%	100%	100%	100%	100%
In Voting Capital	100%	100%	100%	100%	100%	100%

	BrTI		BrT Celular		MTH
	06/30/05	06/30/04	06/30/05	06/30/04	06/30/05	06/30/04
Net Profits (Losses) in the quarter	(4,052)	(4,040)	(290,001)	N/A	9,006	N/A
     N/A = not applicable.

	VANT		BrT SCS
	06/30/05	03/31/05	06/30/05	03/31/05
Shareholders’ Equity	(21,427)	(20,441)	405,734	360,767
Capital	105,959	105,959	440,504	406,422
Net Equity per Share/Quota (R$)	(202.28)	(192.91)	1.64	1.84
Number of Shares/Quotas Held by Company
Common Shares	105,959	105,959	196,156,891	145,432,253
Quotas	-	-	-	-
Ownership % in Subsidiary’s Capital
In Total Capital	100%	100%	79.4689%	74.1584%
In Voting Capital	100%	100%	79.4689%	74.1584%

	VANT		BrT SCS
	06/30/05	06/30/04	06/30/05	06/30/04
Losses in the quarter	(4,481)	N/A	(6,705)	N/A

The equity result is composed by the following values:

	Operating		Non-Operating
	06/30/05	06/30/04	06/30/05	06/30/04
14 Brasil Telecom Celular S.A.	(290,001)	942	-	-
BrT Subsea Cable Systems (Bermudas) Ltd.	(47,026)	-	5	-
Vant Telecomunicações S.A.	(4,481)	(2,825)	-	-
BrT Serviços de Internet S.A.	(4,052)	(4,040)	-	-
MTH Ventures do Brasil Ltda.	9,006	(962)	-	-
Total	(336,554)	(6,885)	5	-

The subsidiaries Santa Bárbara dos Pampas S.A., Santa Bárbara dos Pinhais S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A. are not operating, and the amount of capital stock is R$ 1, for each company, and the Company’s ownership interest in the capital stock of the aforementioned subsidiaries is 100%.

Investments valued using the cost of acquisition: correspond to shareholding obtained by converting shares or capital quotas of the tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law, The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the investment of allowable portions of income tax due.

Other investments: are related to collected cultural assets.

26.           PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
Nature	06/30/05				03/31/05
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Work in Progress	-	448,578	-	448,578	324,391
Public Switching Equipment	20%	4,920,656	(4,459,708)	460,948	527,366
Equipment and Transmission Means	17.6%(1)	10,236,238	(7,589,161)	2,647,077	2,856,149
Terminals and Last Mile Equipment	20%	478,020	(433,331)	44,689	50,388
Data Communication Equipment	20%	1,400,339	(677,469)	722,870	724,775
Buildings	4%	887,070	(481,740)	405,330	400,258
Infrastructure	9.1%(1)	3,397,044	(1,913,299)	1,483,745	1,532,272
Assets for General Use	18.2%(1)	742,775	(498,654)	244,121	254,837
Land	-	83,141	-	83,141	80,966
Other Assets	20%(1)	602,043	(390,221)	211,822	225,830
Total		23,195,904	(16,443,583)	6,752,321	6,977,232
   (1) Annual average weighted rate.

According to the STFC concession agreements, the Company’s assets that are indispensable to providing the service and qualified as “reversible assets” will be automatically reverted to ANATEL when the concession ends, and the Company will be entitled to indemnifications established in the legislation and in the respective agreements.

CONSOLIDATED
Nature	06/30/05				03/31/05
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Work in Progress	-	630,503	-	630,503	526,764
Public Switching Equipment	20%	4,990,871	(4,466,466)	524,405	575,797
Equipment and Transmission Means	17.6%(1)	11,090,214	(7,778,799)	3,311,415	3,501,703
Terminators	20%	478,112	(433,350)	44,762	50,434
Data Communication Equipment	20%	1,454,117	(705,361)	748,756	750,308
Buildings	4%	906,927	(488,521)	418,406	417,608
Infrastructure	9.1%(1)	3,572,839	(1,949,028)	1,623,811	1,653,186
Assets for General Use	18.2%(1)	907,142	(553,932)	353,210	362,797
Land	-	88,233	-	88,233	86,058
Other Assets	20%(1)	1,007,546	(424,270)	583,276	602,704
Total		25,126,504	(16,799,727)	8,326,777	8,527,359
   (1) Annual average weighted rate.

Rent Expenses

The Company and its subsidiaries rents properties, posts, access through third-party land areas (roads), equipment, and connection means, formalized through several contracts, which mature on different dates, Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts amount to R$ 101,618 (R$ 105,995 in 2004) and R$ 132,072 (R$ 109,607 in 2004) for the Consolidated.

Leasing

The Company has lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used in consortium with other companies, where the participation of the Company is 54,4%, Leasing expenses recorded amounted to R$ 4,348 (R$ 10,034 in 2004) and R$ 5,200 (R$ 10,048 in 2004) in the Consolidated.

Insurance (not revised by independent auditors)

An insurance policy program is maintained for covering reversible assets, loss of profits and contract guarantees, as established in the Concession Contract with the government. Insurance expenses were R$ 4,832 (R$ 4,799 in 2004) and R$ 6,385 (R$ 5,068 in 2004) for the Consolidated.

The assets, responsibilities and interests covered by insurance are the following:

Type	Coverage	Amount Insured
		06/30/05	03/31/05
Operating risks	Buildings, machinery and equipment, facilities, call centers, towers, infrastructure and information technology equipment	11,908,048	11,894,152
Loss of profit	Fixed expenses and net income	8,163,247	8,163,247
Contract Guarantees	Compliance with contractual obligations	214,142	214,142
Civil Liability	Telephony service operations	12,000	12,000

Insurance policies are also related to the officers’ civil liability, supported in the policy of Brasil Telecom Participações S.A., and the amount insured is equivalent to US$ 30,000,000,00 (thirty million US dollars).

There is no contractual civil liability insurance related to third party claims involving Company’s vehicles.

27.           DEFERRED CHARGES

CONSOLIDATED
	06/30/05			03/31/05
		Accumulated	Net	Net
	Cost	Amortization	Value	Value
Data Processing Systems	634,109	(223,629)	410,480	416,705
Goodwill on CRT Merger	620,073	(568,400)	51,673	82,676
Installation and Reorganization Costs	53,838	(22,240)	31,598	37,396
Other	14,250	(7,695)	6,555	6,892
Total	1,322,270	(821,964)	500,306	543,669

The goodwill arose from the merger of CRT and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment. As established in CVM Instruction 319/99, the amortization of the goodwill does not affect the calculation base of the dividend to be distributed by the Company.

CONSOLIDATED
	06/30/05			03/31/05
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	820,738	(258,127)	562,611	568,120
Goodwill on CRT Merger	650,742	(592,914)	57,828	89,087
Installation and Reorganization Costs	339,412	(123,704)	215,708	231,792
Other	15,572	(7,870)	7,702	8,099
Total	1,826,464	(982,615)	843,849	897,098

28.           PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Salaries and Compensation	135	57	1,932	4,030
Payroll Charges	69,119	55,646	84,172	67,930
Benefits	4,643	3,939	5,388	4,561
Other	6,270	6,453	7,459	7,644
Total	80,167	66,095	98,951	84,165
Current	75,333	61,261	94,117	79,331
Long-term	4,834	4,834	4,834	4,834

29.           ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Suppliers	1,143,546	1,070,921	1,533,768	1,521,215
Third-Party Consignments	78,951	74,994	85,545	102,386
Total	1,222,497	1,145,915	1,619,313	1,623,601
Current	1,211,551	1,139,334	1,608,367	1,617,020
Long-term	10,946	6,581	10,946	6,581

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

30.           INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
ICMS (State VAT)	1,116,945	1,086,668	1,161,996	1,187,575
Taxes On Operating Revenues (PIS and COFINS)	121,861	123,716	128,871	131,152
Other	12,760	13,327	22,700	22,930
Total	1,251,566	1,223,711	1,313,567	1,341,657
Current	618,958	608,228	677,647	722,699
Long-term	632,608	615,483	635,920	618,958

The Company paid PIS and COFINS taxes in installments, through the Special Payment in Installments (PAES), whose balance, restated by the long-term interest rate (TJLP), amounts to R$ 41,796 (R$ 42,223 on 03/31/05), to be paid in installments for the remaining 96 months.

The long-term portion refers to ICMS - 69/98 Agreement, which is being challenged in court, and is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

31.           TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Income Tax - Legal Entity
Payables Due	107,768	67,803	111,974	70,071
Suspended Liabilities	7,949	8,340	7,949	8,341
Law 8,200/91 - Special Monetary Restatement	-	25,223	-	25,223
Subtotal	115,717	101,366	119,923	103,635
Social Contribution on Income
Payables Due	35,976	22,472	37,250	23,150
Law 8,200/91 - Special Monetary Restatement	2,862	3,003	2,862	3,003
Subtotal	38,838	25,475	40,112	26,153
Total	154,555	126,841	160,035	129,788
Current	144,833	86,105	149,753	88,484
Long-term	9,722	40,736	10,282	41,304

32.           DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY AND EMPLOYEES AND MANAGEMENT PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Minority Shareholders	50,434	41,512	50,434	41,512
Dividends/Interest on Shareholders’ Equity	50,434	41,512	50,434	41,512
Employees And Management Profit Sharing	26,957	30,242	31,237	36,792
TOTAL	77,391	71,754	81,671	78,304

33.           LOANS AND FINANCING (INCLUDING DEBENTURES)

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Loans	62,068	70,407	85,454	96,936
Financing	4,462,489	4,626,210	4,473,818	4,631,782
Accrued Interest and Other on Loans	447	199	447	199
Accrued Interest and Other on Financing	440,848	375,712	440,848	375,712
Total	4,965,852	5,072,528	5,000,567	5,104,629
Current	1,158,221	1,044,361	1,158,309	1,044,375
Long-term	3,807,631	4,028,167	3,842,258	4,060,254

Financing

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
BNDES	2,090,553	2,219,769	2,090,553	2,219,769
Financial Institutions	1,284,567	1,321,306	1,295,896	1,326,878
Private Debentures	977,827	935,195	977,827	935,195
Public Debentures	546,150	520,428	546,150	520,428
Suppliers	4,240	5,224	4,240	5,224
Total	4,903,337	5,001,922	4,914,666	5,007,494
Current	1,150,878	1,036,339	1,150,966	1,036,353
Long-term	3,752,459	3,965,583	3,763,700	3,971,141

Financing denominated in local currency: bear fixed interest rates from 2.47% p.a. to 14% p.a., resulting in an average weighted rate of 8.5% and variable interest based on TJLP (Long-term interest rates) plus 3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 100% of CDI, CDI + 1.0%, and General Market Price Index (IGP-M) plus 12% p.a. resulting, these variable interest, in an average weighted rate of 16.6% p.a.

Financing denominated in foreign currency: bear fixed interest rates of 1.75% to 9.38% p.a., resulting in an average weighted rate of 8.1% p.a. and variable interest rates of LIBOR plus 0.5% to 4.0% p.a., 1.92% p.a. over the YEN LIBOR, resulting in an average weighted rate of 2.4% p.a. The LIBOR and YEN LIBOR rates on 06/30/05, for semiannual payments were 3.71% p.a. and 0.0663% p.a., respectively.

Private Debentures: bear interest rates of 100% of CDI. The 1,300 private debentures that are non-convertible and cannot be swapped for stock of any kind were issued on January 27, 2001 at a unit price of R$1,000 and were fully subscribed by the Parent Company Brasil Telecom Participações S.A. These debentures mature on 7/27/2005 and 7/27/06, corresponding to 30% and 40% of the face value, respectively.

Public Debentures:

Third Public Issue: 50,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on July 5, 2004. The maturity period is five years, coming due on July 5, 2009. Yield corresponds to an interest rate of 100% of the CDI plus 1% p.a., payable half-yearly.

To the end of the quarter, no debentures issued by the Company had been repurchased.

Loans

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
Loans with Parent Company	62,515	70,606	62,515	70,606
Other Loans	-	-	23,386	26,529
Total	62,515	70,606	85,901	97,135
Current	7,343	8,022	7,343	8,022
Long-term	55,172	62,584	78,558	89,113

The foreign currency loans are restated according to the exchange variation and interest of 1.75% p.a.

The amount recorded as Other Loans, of R$ 23,386 (R$ 26,529 on 03/31/05), refers to VANT’s debt with the former parent company. Such liability is due on 12/31/15, restated only by the US dollar exchange variation.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
2006	903,959	1,082,860	909,557	1,082,775
2007	811,878	799,256	811,878	799,256
2008	397,151	392,436	397,151	392,436
2009	802,691	799,454	802,691	799,454
2010	298,960	296,154	298,960	296,154
2011	104,802	104,224	104,802	104,224
After 2012	488,190	553,783	517,219	585,955
Total	3,807,631	4,028,167	3,842,258	4,060,254

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	06/30/05	03/31/05	06/30/05	03/31/05
TJLP (Long-Term Interest Rate)	1,826,541	1,919,671	1,826,541	1,919,671
CDI	1,523,977	1,455,623	1,523,977	1,455,623
US Dollars	627,718	700,845	651,104	727,373
Yens	461,876	538,996	461,876	538,996
UMBNDES – BNDES Basket of Currencies	219,820	264,173	219,820	264,173
Hedge in Yens	227,783	121,553	227,783	121,553
Hedge in UMBNDES – BNDES Basket of Currencies	44,193	35,924	44,193	35,924
IGP-M	11,877	14,022	11,877	14,022
Hedge in Dollars	8,415	7,279	8,415	7,279
IGP-DI	599	84	11,928	5,657
Other	13,053	14,358	13,053	14,358
Total	4,965,852	5,072,528	5,000,567	5,104,629

Guarantees

The loans and financing contracted are guaranteed by collateral of credit rights derived from the provision of telephone services and the Parent Company’s guarantee.

The Company has hedge contracts on 66.3% (64,9% for the Consolidated) of its dollar-denominated and yen loans and financing with third parties and 35.3% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debt restatement factors. Gains and losses on these contracts are recognized on the accrual basis.

34.           LICENSES TO EXPLOIT SERVICES

CONSOLIDATED
	06/30/05	03/31/05
Personal Mobile Service	313,045	304,557
Other Authorizations	11,979	11,619
Total	325,024	316,176
Current	46,815	45,560
Long-term	278,209	270,616

The authorization for Personal Mobile Services (SMP) are represented by the terms signed, in 2002 and 2004, by the subsidiary 14 Brasil Telecom Celular S.A. with ANATEL, to offer SMP Services for the next fifteen years in the same area of operation where the Company has a concession for fixed telephony. Of the contracted value, 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the subsidiary’s liabilities to be paid in six equal, consecutive annual installments, with maturities foreseen for the years 2005 to 2010 and 2007 to 2012, depending on the date when the agreements were signed. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

The amount of other authorizations belongs to VANT, referring to the authorization granted to the use of radiofrequency blocks associated with the exploitation of multimedia communication services, obtained from ANATEL. The debit balance, with a variation of the IGP-DI, plus 1% a month, will be paid in six equal, consecutive and annual installments, counted as from April 2006.

35.           PROVISIONS FOR PENSION PLANS

Liability due to the actuarial deficit of the social security plans managed by FBrTPREV appraised by independent actuaries at the end of each fiscal year and in agreement with Deliberation CVM 371/00, The liabilities recognize the inflation effects of INPC, bearing interest rates of 6% per annum. These recorded charges in income during the quarter were at R$ 35,040, plus R$ 3,683 inherent to management costs, and R$ 4,113 related to non-actuarial provisions recognized in FBrTPREV’s liability.

The amount paid to FBrTPREV in the quarter totaled R$ 49,722 (R$ 49,238 in 2004) and refers to amortizing contributions and administrative costs.

PARENT COMPANY AND CONSOLIDATED
	06/30/05	03/31/05
FBrTPREV – BrTPREV	494,560	498,141
Total	494,560	498,141
Current	29,973	26,192
Long-term	464,587	471,949

The funds for sponsored supplementary pensions are detailed in Note 6.

36.           DEFERRED INCOME

There are contracts related to the assignment of telecommunications means, for which the customers made advances aimed at obtaining benefits in the future, forecast for realization in the following periods:

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
2005	847	518	13,126	18,751
2006	690	691	7,225	5,816
2007	690	691	6,960	5,816
2008	690	691	6,960	5,816
2009	690	691	6,960	5,816
2010	690	691	6,960	5,816
2011	690	691	6,509	5,365
After 2012	1,382	2,179	35,264	34,903
TOTAL	6,369	6,843	89,964	88,099

37.           OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	06/30/05	03/31/05	06/30/05	03/31/05
CPMF - Suspended Collection	25,911	25,327	25,911	25,327
Self-Financing Funds - Rio Grande do Sul Branch	24,344	23,288	24,344	23,288
Liabilities From Acquisition of Tax Credits	24,143	24,143	24,143	24,143
Duplicate Bank Deposits And Receipts In Processing	7,958	8,582	8,202	8,981
Liabilities with Other Telecom Companies	6,313	6,765	6,313	6,765
Advanced Receivables	1,576	2,006	1,576	2,006
Self-Financing Installment Reimbursement - PCT	568	2,099	13,150	7,243
Other Taxes Payable	25	9	111	250
Other	4,043	3,878	8,803	8,408
Total	94,881	96,097	112,553	106,411
Current	68,142	69,897	85,178	77,379
Long-term	26,739	26,200	27,375	29,032

Self-financing funds - Rio Grande do Sul branch

They correspond to the credits of financial participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed phone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the Company had fully subscribed the capital increase made to repay in shares the credits for financial participation, no shares remained to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Company’s Public Offering for devolution of the referred credits in money, as established in article 171, paragraph 2, of Law 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Other, aiming at reimbursement in shares.

Self-Financing Installment Reimbursement - PCT

Refers to the payment, either in cash or as offset installments in invoices for services, to prospective subscribers of the Community Telephony Plan - PCT, to compensate the original obligation of repayment in shares. For these cases, there are agreements and judicial rulings.

38.           FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$ 7,974 (R$ 7,974 on 03/31/05) is derived from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephone Plant – PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

39.           EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA

The EBITDA, reconciled with the operating income, is as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/05	06/30/04	06/30/05	06/30/04
Operating Income (Loss)	(11,857)	93,818	(137,345)	101,100
Financial Expenses, Net	423,242	529,222	465,784	520,861
Depreciation	1,132,774	1,166,821	1,289,565	1,183,125
Amortization Of Goodwill/Negative Goodwill in Acquisition of Investments (1)	11,037	-	45,994	15,537
EBITDA	1,555,196	1,789,861	1,663,998	1,820,623

Net Revenue	4,701,577	4,217,197	4,970,504	4,237,895

Margin EBITDA	33.1%	42.4%	33.5%	43.0%
(1) It does not include the amortization of special goodwill from incorporation recorded in the differed charges, in the permanent assets, whose amortization expense compose the non-operating income.

40.           COMMITMENTS

Services Rendered due to Acquisition of Assets

BrT SCS Bermuda acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is around nineteen years.

Financing

On July 19, 2004, the BNDES approved a financing amounting to R$1,267,593 for the Company, which will be used for investments in the fixed telephony plan and operational improvements to comply with the targets set in the General Plan of Universalization Targets - PGMU and in the General Plan of Quality Targets - PGMQ. The financing will be directly provided by the BNDES for a total period of six and a half years, with a grace period of one and a half year. The cost of the financing will be the long-term interest rate (TJLP) plus 5.5% p.a. for 80% of the total financing and a Basket of Currencies plus 5.5% p.a. for the remaining 20%. Out of the amount approved up to the balance sheet date the funding of R$ 741,640 has already been made, complemented on 07/15/05 with R$ 252,016. The balance to complete the amount approved is estimated to be raised up to 2006.

41.           INFORMATION PER BUSINESS SEGMENT – CONSOLIDATED

Information per segments is presented in relation to the Company and its subsidiaries’ business, which was identified based on their performance and management structure, as well as the internal management information.

The operations carried out among the business segments presented were based on conditions equivalent to the market.

The income by segment, as well as the equity items presented, takes into consideration the items directly attributable to the segment, also taking into account those which can be allocated on reasonable basis.

	06/30/05
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Gross Operating Revenue	6,805,423	393,506	284,226	(371,979)	7,111,176
Deductions from Gross Revenue	(1,996,823)	(110,684)	(33,179)	14	(2,140,672)
Net Operating Revenue	4,808,600	282,822	251,047	(371,965)	4,970,504
Cost of Services Rendered and Goods Sold	(2,950,925)	(415,005)	(168,064)	300,210	(3,233,784)
Gross Income	1,857,675	(132,183)	82,983	(71,755)	1,736,720

Operating Expenses, Net	(1,110,314)	(285,597)	(84,134)	71,764	(1,408,281)
Sale of Services	(564,927)	(217,286)	(55,824)	92,290	(745,747)
General and Administrative Expenses	(538,393)	(58,836)	(32,272)	4,354	(625,147)
Other Operating Revenues, Net	(6,994)	(9,475)	3,962	(24,880)	(37,387)

Operating Income (Loss) Before Financial Revenues (Expenses) and Equity Accounting Results	747,361	(417,780)	(1,151)	9	328,439

Net Income (Loss) for the Period	67,252	(290,001)	39,364	228,458	45,073

Trade Accounts Receivable	2,180,111	178,824	52,516	(161,222)	2,250,229
Inventories	5,090	68,384	-	(9)	73,465
Fixed Assets, Net	7,058,440	1,203,432	64,905	-	8,326,777

	06/30/04
	Fixed Telephony and Data Communication	Internet	Elimination among Segments	Consolidated
Gross Operating Revenue	5,947,050	129,444	(130,244)	5,946,250
Deductions from Gross Revenue	(1,687,834)	(20,521)	-	(1,708,355)
Net Operating Revenue	4,259,216	108,923	(130,244)	4,237,895
Cost of Services Rendered and Goods Sold	(2,707,774)	(78,685)	61,431	(2,725,028)
Gross Income	1,551,442	30,238	(68,813)	1,512,867

Operating Expenses, Net	(928,381)	(31,338)	68,813	(890,906)
Sale of Services	(517,099)	(11,593)	72,918	(455,774)
General and Administrative Expenses	(442,740)	(5,278)	1,163	(446,855)
Other Operating Revenues, Net	31,458	(14,467)	(5,268)	11,723

Operating Income (Loss) Before Financial Revenues (Expenses) and Equity Accounting Results	623,061	(1,100)	-	621,961

Net Income (Loss) for the Period	139,490	9,553	4,480	153,523

	03/31/05
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Trade Accounts Receivable	2,150,692	128,419	45,941	(138,223)	2,186,829
Inventories	5,554	131,973	-	-	137,527
Fixed Assets, Net	7,294,973	1,166,327	66,059	-	8,527,359

42.           MATERIAL FACTS AND NOTICE

Below are the relevant facts and communications disclosed after the filing of the Quarter Information for the first quarter of 2005. These disclosures refer to disputes involving Solpart’s shareholders in relation to Solpart’s shareholding structure and management of entities that hold interest in Brasil Telecom Participações S.A. and Opportunity Zain S.A. Solpart holds controlling interest in Brasil Telecom Participações S.A. and indirect interest in Brasil Telecom S.A. The disputes judgments may result in changes of companies’ board of directors and board of executive officers. However, these disputes do not produce effects that may alter the financial statements of this quarter.

I – Material Fact of May 10, 2005:

“In compliance with Article 157 of Law 6.404/76 and CVM Instruction 358/02, Brasil Telecom Participações S.A. and Brasil Telecom S.A. (“Brasil Telecom”) inform the public, as requested by Investidores Institucionais Fundo de Investimento em Ações, that the Judge of the 8th Business Court of the City of Rio de Janeiro, Mr. Alexander Macedo, in the records of Case # 2005.001.051.781 -7, issued the following decision:

“Under these terms, I GRANT THE PRELIMINARY INJUNCTION IN THE FORM IT WAS REQUESTED IN ITEMS (I) AND (II) OF THE COMPLAINT, TO PRODUCE EFFECTS UNTIL THE HEARING DESIGNATED BELOW, TO “(i) suspend the validity of all corporate, contractual or other acts, whose direct or indirect purposes or effects are to implement the merger or disposal under any form of BTC by TIM BRASIL or by any other company of the Telecom Itália group; (ii) prohibit the performance of any special management act, including but not limited to the disposal or sale at any title, to whomever may be, of any asset of Brasil Telecom and BTC, without previous consultation with the court and the controlling shareholders, so as to maintain intact the operation, the individuality, the license and the amount of same.

In the event of violation of this decision, I set a daily penalty of R$20,000,000.00 (twenty million reais), to the defendants Opportunity Fund and Opportunity Lógica, the defendants that belong to the Telecom Italia group and their managers and directors, for the violation of any orders above, with no loss to the adoption of other measures for the return to the status quo ante.

I set a special hearing for May 24, 2005, at 3:30 pm., to be attended by the parties involved or their attorneys-in-fact, with powers to enter into settlement.”

Brasil Telecom is taking the legal measures to present to the Judge its arguments and revert the court order, since the operation will bring many benefits to its activities.

Brasília, May 10, 2005.

Carla Cico	Paulo Pedrão Rio Branco
Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.”

II – Material Fact of May 16, 2005:

“In compliance with Article 157 of Law 6.404/76 and CVM Instruction 358/02, Brasil Telecom Participações S.A. and Brasil Telecom S.A. (“Brasil Telecom”) inform the public, as requested by the Foundation Vale do Rio Doce de Seguridade Social - Valia, that the Judge of the 8th Business Court of the City of Rio de Janeiro, Mr. Alexander Macedo, in the records of Case # 2005.001.055962 -9, rendered the following decision:

“Under these terms, I GRANT THE INJUNCTION IN THE FORM IT WAS REQUESTED IN ITEMS (i) AND (ii) OF THE COMPLAINT, i. e., to suspend the meetings of the Board of Directors of Brasil Telecom Participações S.A. and Brasil Telecom S.A. set for May 12, 2005. It is prohibited to call and hold these and any other companies’ Board of Directors meetings to discuss the execution of the merger agreement and related agreements, including concerning the officers protection, without the holding of a General Shareholders Meeting of Brasil Telecom Participações S.A., with due regard for the political rights of the preferred shareholders.

I warn the defendants that the holding of any of these meetings will characterize violation of the court order, without prejudice to the fine of R$50,000,000.00 (fifty million reais) that I set in the event of violation of the orders above”.

Brasil Telecom is taking the legal measures to present to the Honorable Judge its arguments and revert the court order, since the operation will bring many benefits to its activities.

Brasília, May 16, 2005.

Carla Cico	Paulo Pedrão Rio Branco
Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.”

III – Material Fact of May 16, 2005 (only of Brasil Telecom Participações S.A.):

“Brasil Telecom Participações S.A. (“BTP”) informs the public that on this date it was informed by Opportunity Prime Investment Services Ltd. that this latter, through an agreement, committed to directly or indirectly sell to Telecom Italia S.p.A., within twenty-four (24) months after April 28, 2005, 9,857,000,000 (nine billion, eight hundred fifty-seven million) common registered shares issued by BTP.

To be performed, this operation is subject to several conditions.

Brasília, May 16, 2005.

Paulo Pedrão Rio Branco
Investor Relations Officer
Brasil Telecom Participações S.A.”

IV – Notice of June 1, 2005:

“Brasil Telecom Participações S.A. and Brasil Telecom S.A. (“Brasil Telecom”, jointly) present below the transcription of the Material Fact published by Citigroup Venture Capital International Brazil, L.P. on June 1, 2005 in the newspapers: (i) Valor Econômico, (ii) Correio Braziliense, (iii) Jornal de Brasília and (iv) Diário Mercantil.

“In compliance with Official Letter CVM/SEP/GEA-2/Nº 225/05, of May 27, 2005, and the provisions in CVM Instruction 358, of January 3, 2002, International Equity Investments, Inc. (“IEII”), as the sole quotaholder and limited partner of Citigroup Venture Capital International Brazil, L.P. (the “CVC Fund”), Investidores Institucionais Fundo de Investimento em Ações (“National Fund”), Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação dos Economiários Federais – Funcef and Fundação Petrobras de Seguridade Social – Petros (the last three, jointly called “Pension Funds”), in view of the news published in the press on the existence of contractual adjustments among such entities, they clarify and inform the market that:

•	In March 2005, IEII and the CVC Fund, represented by their current manager, Citigroup Venture Capital International Brazil LLC, executed with National Fund and the Pension Funds certain agreements, including the Shareholders Agreement of Opportunity Zain S.A. (“Zain” or the “Company”), according to the material fact disclosed on March 11, 2005 (collectively the “Agreements”).

•	The Agreements estipulate that the CVC Fund and the National Fund, holders of some 90% of the total voting, capital of Zain, will jointly control such Company and Invitel S.A. (“Invitel”), a company controlled by Zain, with approximately 68% of its total voting capital, of which the Pension Funds and other closed-end pension management companies hold almost the entirety balance of the total voting capital. The Agreements also estipulate that the parties will exert their efforts to disinvest, under equal conditions, jointly and in organized form, their holdings in Zain and Invitel, controlling companies, among others, of Brasil Telecom Participações S.A. (“BTP”), Brasil Telecom S.A. (“BT”) and 14 Brasil Telecom Celular S.A. (“BTC”).

•	Within the scope of the Agreements, the Pension Funds executed a Put Option Agreement for the Shares issued by Opportunity Zain S.A., which granted the CVC Fund an option to sell its shares in Zain, which may be exercised within a limited time, but only after November 2007. If and when the CVC Fund exercises this put option, which right is conditioned upon future and uncertain events, a few of which are out of control of the CVC Fund, the National Fund and the Pension Funds, the base price will be R$1,045,941,692.43, adjusted by the IGP-DI rates plus + 5% p. a.. The satisfaction of the conditions to exercise such put option by the Pension Funds do not depend or is conditioned upon the performance of any operation or business directly or indirectly involving rights, goods, properties or other assets owned by Zain, Invitel or any of its subsidiaries, including BTP, BT BTC.”

This notice is for information only, and does not represent the analysis of the grounds concerning the agreements executed within the scope of the material fact above.

Brasília, June 1, 2005.

Carla Cico	Paulo Pedrão Rio Branco
Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.”

V – Material Fact of June 3, 2005:

“In compliance with the provisions in CVM Instruction 358/02, Brasil Telecom Participações S.A. and Brasil Telecom S.A. inform of the following:

“Citigroup Venture Capital International Brazil, L.P. (the “CVC Fund”) informs that the District Judge of the United States District Court of the Southern District of New York, on the records of the suit filed by International Equity Investments, Inc., Citigroup Venture Capital International Brazil, LLC and the CVC Fund (collectively called the “Plaintiffs”), against Opportunity Equity Partners and Mr. Daniel Valente Dantas (the “Defendants”), granted on June 2, 2005 a preliminary injunction determining that the Defendants, the officers, agents, servants, employees, and attorneys of each of the Defendants, and those persons in active concert or participation with either of the Defendants who receive actual notice of this order by personal service or otherwise, are enjoined and restrained, pending the determination of the abovementioned suit, from:

(i) executing, enforcing, consummating, performing any obligation under, or otherwise giving effect to the following Agreements (as defined in the text of the Order): “Cellular Acquisition Agreement” and accompanying Protocol; the “Second Amendment to the Solpart Shareholders Agreement”; the “Solpart Master Agreement”, the settlement agreement between Telecom Italia, on the one hand, and Techold and Timepart, on the other, and the related Private Agreement Instrument and Transaction submitted in the original Portuguese as Exhibits H and I, respectively, of the “May 17, 2005 Hibshoosh Declaration”, and English translation as Exhibits D and E, respectively, of the “ June 1, 2005 Hibshoosh Declaration”;

(ii) entering into any transaction or agreement that is out of the ordinary course of business (including any amendment to the Solpart Shareholders Agreement or any other shareholders agreement) involving any entity in which the CVC Fund holds direct or indirect interest;

(iii) taking any action in furtherance of the foregoing.”

Brasília, June 3 2005.

Carla Cico	Paulo Pedrão Rio Branco
Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.”

VI – Material Fact of July 26, 2005 (only of Brasil Telecom Participações S.A.):

In compliance with Article 157 of Law 6.404/76 and CVM Instruction 358/2002, Brasil Telecom Participações S.A. (“Company”), informs its shareholders and the general market that, on July 26, 2005, a sole document called Notice to the Shareholders and Notice of Cancellation of Special Shareholders Meeting was delivered to the Brazilian Securities and Exchange Commission (CVM), the São Paulo Stock Exchange, the US Securities and Exchange Commission, with the following content:

“NOTICE TO THE SHAREHOLDERS

NOTICE OF CANCELATION OF SPECIAL SHARESHOLDERS MEETING

Be the shareholders of Brasil Telecom Participações S.A. (“Company”) informed that the Special Shareholders Meeting set for July 27, 2005, at 9 am, is cancelled.

The decision to cancel that Special Shareholders Meeting is due to:

(i) notification of Telecom Italia International N.V. received by the Company on July 26, 2005, where that company, shareholder of Solpart Participações S.A. (“Solpart”), in its turn parent company of Company, in sum:

(a) informs that the voting instruction resulting from the previous meeting with the shareholders of Invitel S.A. (“Invitel”), held on July 22, 2005, based on the Invitel Shareholders Agreement, as amended and consolidated on May 4, 1999, being such instruction ratified by a decision made at a previous shareholders meeting held on July 25, 2005, at 3:00 pm, violates rights ensured to it under the Solpart Shareholders Agreement, amended and consolidated on August 27, 2002;

(b) warns that the Board Chair, in the capacity of Meeting’s Chair (article 16 of the Company’s Bylaws), may not accept any vote that violates the provisions of the shareholders agreement, under the terms of Article 118, paragraph 8 of Law 6.404/76, and that such vote will be null and void;

(c) emphasizes that Caixa de Previdência dos Funcionários do Banco do Brasil – Previ and Banco do Brazil S.A itself, its sponsor, directly or indirectly hold controlling interest in Brasil Telecom S.A. (“BrT”) and Telemar Norte Leste S.A., according to a charge presented by Solpart to Anatel. The situation supposedly became more complicated with the execution of a Shareholders Agreement dated March 9, 2005, by and among Citigroup Venture Capital International Brasil L.P., Investidores Institucionais Fundo de Investimento em Ações, Previ and other pension funds, which significantly bars the participation of its signatories, including Previ, in the management of BrT;

(d) warns that the fact in item (c) above violates Law 9.427/97 (General Telecommunications Act)and other legal and pertinent provisions, and may subject BrT to several sanctions, including the loss of the concession;

(ii) The Invitel Shareholders Agreement and the Solpart Shareholders Agreement are filed at the Company’s headquarters, and their managers must comply with them, as set by Article 118 of Law 6.404/76;

(iii) the existence of conflicting voting rights concerning Solpart generates many doubts as for the conduct that must be adopted by Solpart and the Meeting’s Chair;

(iv) the manager’s obligations in view of this concrete situation forces him/her to act carefully, and it is necessary to preserve, in so far as possible, the legal security of material acts involving the Company;

(v) despite such discrepancies, the holding of the General Meeting would create a situation extremely instable for the Company, and the deliberations inevitably would be questioned by the party feeling aggrieved; and

(vi) this instability would injury the Company, its shareholders and the market as a whole, pointing out that 81% of the Company’s capital is spread in the market, so that the minority shareholders will be possibly the mostly aggrieved by the fight for the Company’s control.

The Company published on July 27, 2005 a Material Fact on the cancellation of Meeting and the respective reasons.”

Brasília, July 26, 2005

Luis Octavio Carvalho da Motta Veiga
Chair of the Board of Directors

VII – Material Fact of July 27, 2005 (only of Brasil Telecom Participações S.A.):

Brasil Telecom Participações S.A. (“Brasil Telecom Participações” or “Company”) (BOVESPA: BRTP3/BRTP4; NYSE: BRP), in compliance with Article 157 of Law 6.404/76 and CVM Instruction 358/2002, informs its shareholders and the general market that the Special Shareholders Meeting set for July 27, 2005 was not held in view of a decision by the 2nd Federal Court of Florianópolis, Court Division of Santa Catarina, in the records of Class Action #. 2005.72.00.00.7938 -1 (“Decision by the 2nd Federal Court of Florianópolis/SC”) which, among other orders, expressly cancelled the holding of that Meeting.

As previously informed to the Company’s shareholders and the general public through the Notice to the Shareholders and Notice of Cancellation of Special Shareholders Meeting, published in the Brazilian Federal Official Gazette and the newspapers Valor Econômico and Correio Braziliense, on July 27, 2005, the Special Shareholders Meeting was cancelled due to the reasons stated in the Notice to the Shareholders and Notice of Cancellation of Special Shareholders Meeting, forwarded to the Brazilian Securities and Exchange Commission (CVM), the São Paulo Stock Exchange (BOVESPA) and the US Securities and Exchange Commission on July 26, 2005.

However, despite the cancellation of the Special Shareholders Meeting and the determinations of the Decision by the 2nd Federal Court of Florianópolis/SC, the shareholders Fundação Petrobrás de Seguridade Social – Petros, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Citigroup Venture Capital International Brazil, L.P., Invitel S.A. and Fabio de Oliveira Moser, holders of approximately 8.1% of the voting capital, and the entities Investidores Institucionais FIA, and Zain Participações S.A., with no participation of Brasil Telecom Participações S.A. or any other shareholder, prepared and filed at the Company’s headquarter a document called “minutes of special shareholders meeting” through which those shareholders, in violation of Article 16 of BTP’s Bylaws, and Article 125 of Law 6404/76, deliberated on the issues included in the agenda of that Special Shareholders Meeting suspended and cancelled.

Brasília, July 27, 2005.

Humberto José Rocha Braz
Chief Executive Officer
Brasil Telecom Participações S.A.”

VIII – Material Fact of July 28, 2005 (only of Brasil Telecom Participações S.A.):

Brasil Telecom Participações S.A. (“Brasil Telecom Participações” or “Company”) (BOVESPA: BRTP3/BRTP4; NYSE: BRP), in compliance with Article 157 of Law 6.404/76 and CVM Instruction 358/2002, informs its shareholders and the general market that the Order issued on July 28, 2005 by the Vice President Minister Sálvio de Figueiredo Teixeira, holding the function of President of the Federal Appeals Court, confirmed the illegality of the Special Shareholders Meeting (“AGE”) of July 27, 2005 (“AGE”), held in violation of the preliminary injunction in force issued by the 2nd Federal Appeals Court of the Court Division of the City of Florianópolis, State of Santa Catarina, under Case # 2005.72.00.00.7938 -1. Consequently, any court actions on this matter are suspended until the judgment of the grounds of the Jurisdiction Conflict related with the 4th Federal Appeals Court of Distrito Federal.

That Order is clear when it states that the decision rendered by the 2nd Federal Appeals Court of Florianópolis, SC was not cancelled, but only had its future effects suspended until the final judgment, for which reason the AGE in question is null and void.

Below is the transcription of the Order rendered by the Vice President Minister, Sálvio de Figueiredo Teixeira:

“... The suit filed with the Federal Appeals Court of Florianópolis may reflect in the substitution of the shareholding and management control of BrT.

Thus, to enforce the preliminary injunction issued by this Court President, whose purpose was to avoid conflicting decisions, it is imperative that the ongoing actions be suspended until the final judgment of the divergence.

However, it is unfeasible to accept the request for canceling the decision, since this measure, if applicable, must be requested and decided by the Court chosen as the competent one to resolve this case...”

Brasília, July 28, 2005.

Humberto José Rocha Braz
Chief Executive Officer
Brasil Telecom Participações S.A.”

43.           SUBSEQUENT EVENTS

Release of Installment of a Financing Contracted with the National Bank for Economic and Social Development (BNDES)

On July 15, 2005, BNDES released the amount of R$ 252,016, related to another installment of the investment contracted with that entity. More details on this operation are included in note 40.

Acquisition of Shares in IG Cayman

According to the decisions made at the meetings of the Board of Directors of Brasil Telecom Participações S.A. (“BTP”) and Brasil Telecom S.A. (“Company”) held on December 18, 2003, and under the same conditions of those of the put options mentioned in the Material Fact of November 24, 2004, on July 26, 2005 Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”), a Company’s subsidiary, acquired 3,750,500 Class A Common Shares and 6,249,848 Class B Common Shares in Internet Group Limited (“IG Cayman”), a fruit of the exercise of the put option granted within the scope of the offers to the shareholders: Global Investments and Consulting Inc., Opportunity Fund and Vicência Participações Ltda.

These shares represent 25.6% of the total capital of IG Cayman, and they were acquired at the total price of US$ 27.851 million. With the acquisition of these shares, BrT SCS Bermuda now holds together with BTP 98.2% of the total capital of IG Cayman.

-,-,-,-,-,-,-,-,-,-,-,-

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43
05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Performance in the Quarter

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 06/30/2005	4 – 03/31/2005
1	TOTAL ASSETS	16,304,414	16,568,735
1.01	CURRENT ASSETS	5,194,789	5,298,614
1.01.01	CASH AND CASH EQUIVALENTS	1,775,985	1,853,134
1.01.02	CREDITS	2,250,229	2,186,829
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	2,250,229	2,186,829
1.01.03	INVENTORIES	73,465	137,527
1.01.04	OTHER	1,095,110	1,121,124
1.01.04.01	LOANS AND FINANCING	2,756	2,683
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	798,678	780,218
1.01.04.03	JUDICIAL DEPOSITS	153,277	142,535
1.01.04.04	OTHER ASSETS	140,399	195,688
1.02	LONG-TERM ASSETS	1,538,173	1,395,537
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	0	0
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,538,173	1,395,537
1.02.03.01	LOANS AND FINANCING	8,212	8,254
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	878,879	790,107
1.02.03.03	INCOME SECURITIES	1,684	0
1.02.03.04	JUDICIAL DEPOSITS	565,397	509,765
1.02.03.05	INVENTORIES	0	0
1.02.03.06	OTHER ASSETS	84,001	87,411
1.03	PERMANENT ASSETS	9,571,452	9,874,584
1.03.01	INVESTMENTS	400,826	450,127
1.03.01.01	ASSOCIATED COMPANIES	4	4
1.03.01.02	SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	400,822	450,123
1.03.02	PROPERTY, PLANT AND EQUIPMENT	8,326,777	8,527,359
1.03.03	DEFERRED CHARGES	843,849	897,098

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 06/30/2005	4 – 03/31/2005
2	TOTAL LIABILITIES	16,304,414	16,568,735
2.01	CURRENT LIABILITIES	4,228,830	4,092,144
2.01.01	LOANS AND FINANCING	654,332	608,752
2.01.02	DEBENTURES	503,977	435,623
2.01.03	SUPPLIERS	1,522,822	1,514,634
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	827,400	811,183
2.01.04.01	INDIRECT TAXES	677,647	722,699
2.01.04.02	TAXES ON INCOME	149,753	88,484
2.01.05	DIVIDENDS PAYABLE	50,434	41,512
2.01.06	PROVISIONS	326,973	338,992
2.01.06.01	PROVISION FOR CONTINGENCIES	297,000	312,800
2.01.06.02	PROVISION FOR PENSION PLAN	29,973	26,192
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	342,892	341,448
2.01.08.01	PAYROLL AND SOCIAL CHARGES	94,117	79,331
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	85,545	102,386
2.01.08.03	EMPLOYEE PROFIT SHARING	31,237	36,792
2.01.08.04	LICENSE FOR OPERATING TELECOMS SERVICES	46,815	45,560
2.01.08.05	OTHER LIABILITIES	85,178	77,379
2.02	LONG-TERM LIABILITIES	5,720,991	5,935,036
2.02.01	LOANS AND FINANCING	2,822,258	3,040,254
2.02.02	DEBENTURES	1,020,000	1,020,000
2.02.03	PROVISIONS	903,193	895,483
2.02.03.01	PROVISION FOR CONTINGENCIES	438,606	423,534
2.02.03.02	PROVISION FOR PENSION PLAN	464,587	471,949
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	975,540	979,299
2.02.05.01	PAYROLL AND SOCIAL CHARGES	4,834	4,834
2.02.05.02	SUPPLIERS	10,946	6,581
2.02.05.03	INDIRECT TAXES	635,920	618,958
2.02.05.04	TAXES ON INCOME	10,282	41,304
2.02.05.05	LICENSE FOR OPERATING TELECOMS SERVICES	278,209	270,616
2.02.05.06	OTHER LIABILITIES	27,375	29,032
2.02.05.07	FUND FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	89,964	88,099
2.04	MINORITY INTERESTS	33,262	31,559
2.05	SHAREHOLDERS’ EQUITY	6,231,367	6,421,897
2.05.01	CAPITAL	3,435,788	3,435,788
2.05.02	CAPITAL RESERVES	1,362,890	1,362,890
2.05.02.01	GOODWILL ON SHARE SUBSCRIPTION	334,825	334,825
2.05.02.02	SPECIAL GOODWILL ON THE MERGER	59,007	59,007
2.05.02.03	DONATIONS AND FISCAL INCENTIVES FOR INVESTMENTS	123,551	123,551
2.05.02.04	INTEREST ON WORKS IN PROGRESS	745,756	745,756
2.05.02.05	SPECIAL MONETARY CORRECTION-LAW 8200/91	31,287	31,287
2.05.02.06	OTHER CAPITAL RESERVES	68,464	68,464
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	287,672	287,672
2.05.04.01	LEGAL	287,672	287,672
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	1,145,017	1,335,547

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – 04/01/2005 TO 06/30/2005	4 - 01/01/2005 TO 06/30/2005	5 - 04/01/2004 TO 06/30/2004	6 - 01/01/2004 TO 06/30/2004
3.01	GROSS REVENUE FROM SALES AND SERVICES	3,642,445	7,111,176	3,037,406	5,946,250
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,119,517)	(2,140,672)	(874,806)	(1,708,355)
3.03	NET REVENUE FROM SALES AND SERVICES	2,522,928	4,970,504	2,162,600	4,237,895
3.04	COST OF SALES	(1,646,755)	(3,233,784)	(1,387,770)	(2,725,028)
3.05	GROSS PROFIT	876,173	1,736,720	774,830	1,512,867
3.06	OPERATING EXPENSES/REVENUES	(1,050,764)	(1,874,065)	(593,136)	(1,411,767)
3.06.01	SELLING EXPENSES	(374,998)	(745,747)	(234,301)	(455,774)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(321,559)	(625,147)	(221,376)	(446,855)
3.06.03	FINANCIAL	(342,685)	(465,784)	(140,066)	(520,861)
3.06.03.01	FINANCIAL INCOME	297,566	441,652	172,307	272,429
3.06.03.02	FINANCIAL EXPENSES	(640,251)	(907,436)	(312,373)	(793,290)
3.06.04	OTHER OPERATING INCOME	85,382	167,867	(113,195)	237,203
3.06.05	OTHER OPERATING EXPENSES	(96,904)	(205,254)	115,802	(225,480)
3.06.06	EQUITY GAIN	0	0	0	0
3.07	OPERATING INCOME	(174,591)	(137,345)	181,694	101,100
3.08	NON-OPERATING INCOME	(37,008)	(72,566)	(96,962)	(137,203)
3.08.01	REVENUES	8,366	23,024	9,567	16,102
3.08.02	EXPENSES	(45,374)	(95,590)	(106,529)	(153,305)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTERESTS	(211,599)	(209,911)	84,732	(36,103)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	19,240	21,544	(49,247)	(21,617)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTEREST/STATUTORY CONTRIBUTIONS	0	0	(14,748)	(26,870)
3.12.01	INTERESTS	0	0	(14,748)	(26,870)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	240,100	240,100	0	238,100
3.14	MINORITY INTERESTS	(5,472)	(6,660)	7	13
3.15	INCOME (LOSS) FOR THE PERIOD	42,269	45,073	20,744	153,523
	NUMBER OF SHARES OUTSTANDING (THOUSAND)	541,618,899	541,618,899	544,866,863	544,866,863
	EARNINGS PER SHARE	0.00008	0.00008	0.00004	0.00028
	LOSS PER SHARE

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT – 2nd QUARTER 2005

The performance report presents the consolidated figures of Brasil Telecom S.A. and its subsidiaries, as mentioned in Note 1 in this quarterly information

OPERATING PERFORMANCE (not revised by independent auditors)

Fixed Telephony

Plant

OPERATING DATA	2Q05	1Q05	2Q05/1Q05
			(%)

Lines Installed (Thousand)	10,807	10,778	0.3
Additional Lines Installed (Thousand)	29	41	(30.2)

Lines in Service - LES (Thousand)	9,540	9,512	0.3
- Residential	6,299	6,380	(1.3)
- Non-residential	1,449	1,440	0.6
- Public Telephones – TUP (Thousand)	296	296	(0.2)
- Prepaid	314	311	1.0
- Hybrid Terminals	557	465	19.6
- Other (includes PABX)	625	620	0.9
Additional Lines in Service (Thousand)	28	9	201.2

Average Lines in Service - Average LMES (Thousand)	9,526	9,508	0.2

LES/100 Inhabitants	22.4	22.4	0.0
TUP/1,000 Inhabitants	6.9	7.0	(0.5)
TUP/100 Lines Installed	2.7	2.7	(0.4)

Utilization Rate (in Service/Installed)	88.3%	88.3%	0.0 p.p.

Digitalization Rate	99.6%	99.3%	0.3 p.p.

Fixed Plant	In the 2Q05, Brasil Telecom installed 28.7 thousand lines, ending the quarter with 10.8 million terminals.

The plant in service totaled 9.5 million lines in the 2Q05, result of a net addition of 27.7 thousand lines in the quarter. Following the segmentation strategy of the customer base, with a view at improving profitability and preventing default, we continue to encourage migration of customers from economic plans and/or nonperforming customers to the hybrid plan, what caused a 19.6% increase in these terminals in the quarter.

Traffic

OPERATING DATA	2Q05	1Q05	2Q05/1Q05 (%)

Exceeding Local Pulses (Million)	2,473	2,305	7.3

Long Distance Minutes (Million)	1,339	1,334	0.4

Inter-Network Minutes (Million)	1,122	1,089	3.0

Exceeding Pulses/ LMES /Month	86.5	80.8	7.1
DLD Minutes/LMES/Month	46.9	46.8	0.2
Fixed-Mobile Minutes/LMES/Month	39.3	38.2	2.8

Exceeding Local Pulses	Local traffic showed a recovery in 2Q05, which amounted to 2.5 billion of exceeding pulses, representing a 7.3% growth when compared to 1Q05.

Long-Distance Traffic	In the 2Q05, the LD traffic increased 0.4% compared to the 1Q05, mainly influenced by an increase in inter-regional long distance traffic.

LD Market Share	Brasil Telecom closes the 2Q05 well positioned in the long-distance market, having reached a 54.8% share in the inter-regional segment and a 31.2% share in the international segment (quarterly average), This result reflects the success of our marketing campaigns focused on “Dia das Mães” (Mother’s Day) and “Dia dos Namorados” (Valentine’s Day) and of the Brasil Telecom brand in the Region.

In the 2Q05, the quarterly average of Brasil Telecom’s LDN (domestic long-distance)market share increased by 1.2 p.p. in the intra-regional segment compared to the previous quarter, reaching 84.1%. In the intra-sector segment, Brasil Telecom reached a 91.4% market share, accounting for a 0.4 p.p. increase compared to the previous quarter.

Inter-Network Traffic	The inter-network traffic grew 3.0% compared to 1Q05, mainly due to an increase in mobile plant in the Region, which reaching 22.9 million of mobile accesses, exceeding by 9.5% the previous quarter plant.

Mobile Telephony

OPERATING DATA	2Q05	1Q05	2Q05/1Q05
			(%)

Customers	1,345,155	1,003,658	34.0
Postpaid	356,574	322,486	10.6
Prepaid	988,581	681,172	45.1
Gross Additions	407,216	405,616	0.4
Postpaid	47,307	122,801	(61.5)
Prepaid	359,909	282,815	27.3
Cancellations	65,719	24,253	171.0
Postpaid	13,219	6,031	119.2
Prepaid	52,500	18,222	188.1
Annual Churn	22.4%	11.9%	10.5 p.p.
Assisted Locations	766	626	22.4
Base Stations (ERBs)	1,881	1,695	11.0
Commutation and Control Centers (CCCs)	6	6	0.0
Collaborators	937	918	2.1

Mobile Plant	Brasil Telecom GSM conquered less than nine months of operation, 1.35 million of mobile accesses in service. At the end of 2Q05, Brasil Telecom GSM’s customer portfolio was 34.0% higher than the one in the 1Q05.

Customer Base Mix	The mobile plant at the end of the 2Q05 was composed of 356.6 thousand postpaid plan subscribers, representing 26.5% of the customer base, above the market average. This share reflects the presence of the Brasil Telecom brand in the corporate segment and the perception on the account of customers of the convergence benefits.

Coverage	During 2Q05, Brasil Telecom GSM expanded its coverage area to 766 locations, which meant to make the service available at 140 new locations. Currently, the coverage reaches 85.3% of the population of the Region.

Our competitors are operating in the Region between 2 and 10 years, and it is worth pointing out that in certain states, our coverage is equal to main competitor.

New Products and Services	During 2Q05, inter-operation agreements were executed with main mobile operators of the country related to SMS (short message service), enabling the expansion of data revenue.

Market Share	At the end of the 2Q05, Brasil Telecom GSM reached a 6% market share in its operating area.

DATA

Broadband

ADSL Accesses	A continuous and aggressive growth in the data communication plant led the Company to reach 747.4 thousand broadband accesses in service at the end of the 2Q05.

Internet Providers

BrTurbo	BrTurbo consolidated its leadership in the broadband market in the Region II, reaching 398.7 thousand customers at the end of the 2Q05, a 19.4% increase compared to the 1Q05.

iG and iBest	iG and iBest have been reaching positive results in their commercial strategy of offering higher value-added products. At the end of the 2Q05, iG and iBest had 206.9 thousand paid product customers, a 4.7% increase compared to the 1Q05. Besides, iG and iBest are jointly positioned as leaders in the dial-up market in the Regions I, II and III.

At the end of the 2Q05, Brasil Telecom’s internet providers had 537.4 thousand broadband customers.

FINANCIAL PERFORMANCE

Revenues

Local Service	The local service gross revenue, minus VC-1 revenue, reached R$ 1,226.8 million in the 2Q05, 2.6% higher than the one recorded in the 1Q05, basically reflecting a traffic recovery.

Activation fee gross revenue totaled R$7.1 million in the 2Q05, 7.8% lower than the one recorded in the 1Q05, due to a reduction in the number of lines in service in the quarter. In the 2Q05, there were 373.4 thousand lines in service, against 378.5 thousand in the 1Q05.

Basic signature gross revenue added up to R$866.3 million in the quarter, a 4.3% increase compared to R$830.8 million recorded in the 1Q05.

Gross revenue from service measured totaled R$334.2 million in the 2Q05, a 1% reduction compared to that one recorded in the previous quarter. Despite the recovery of traffic in the quarter, which increased 7.3% compared to 1Q05, the fall in revenues from measured service was influenced by the reclassification of R$22 million for the basic signature line.

Public Telephony	Public telephony revenue reached R$ 124.1 million in the 2Q05, exceeding by 42.7% the revenue obtained in 1Q05. The change is associated with the discontinuance of Brasil Virtual Cel, a service in which calls originated from public phones directed to cell phones were run by Brasil Telecom GSM’s mobile network. Then, in 1Q05 the revenues from TUPs calls to cell phones, in the amount of R$42.6 million, were recorded as revenues of Brasil Telecom GSM and in the 2Q05 was again recorded in public telephony.

Long Distance	Gross revenue from LD calls, minus inter-network revenue, amounted to R$445.6 million in the 2Q05, representing a 3.63% increase compared to previous quarter and 6.5% with 2Q04.

Inter-network	Gross revenue from inter-network calls reached R$866.7 million in the 2Q05, a 4.1% increase compared to the previous quarter, mainly associated with a 3.0% growth in the fixed-mobile traffic and a 7.99% adjustment in VC-1 fees, which was applied as from 6/12/2005.

Interconnection	Interconnection gross revenue in the 2Q05 was R$175.3 million, 6.5% higher compared to the previous quarter.

Data Communication	In the 2Q05, gross revenue from data communication and other services added up to R$451.6 million, a 7.4% increase compared to the previous quarter, pointing out the growth of network formation services (VPN, Vetor, Interlan), completed by a 19.5% raise in ADSL accesses in service.

One year ago, data communication gross revenue represented 9.6% of the total revenue, while in the 2Q05 the segment started representing 12.4% of the total gross revenue.

Mobile Telephony	In the 2Q05, mobile telephony gross revenue totaled R$150.7 million, of which R$84.0 million referred to services and R$66.7 million to handset and accessory sales, The customer base mix quality (26.5% postpaid) made the revenue coming from franchisees account for 52.7% of Brasil Telecom GSM’s services revenue.

Fixed TelephonyAverage Revenue Per User	Fixed telephony ARPU (net revenue/LMES/month) recorded in the 2Q05 was R$84.6, against R$83.2 in the 1Q05.

Mobile Telephony ARPU	Total mobile telephony ARPU recorded in the 2Q05 was R$27.5. ARPU referring to postpaid accesses was R$49.5 and ARPU related to prepaid accesses was R$18.5.

Costs and Expenses

Operating Costs and Expenses	Operating costs and expenses totaled R$2,354.8 million in the 2Q05, against R$2,287.2 million in the previous quarter.

Operating costs and expenses excluding depreciation, amortization, provisions and losses was R$1,472.4 million in the 2Q05, against R$1,357.7 million in the 1Q05. The items that more influenced this performance were: third party services (+ 9.5%) and materials (+51.6%).

Number of Employees	At the end of 2Q05, 5,719 employees worked in the fixed telephony segment of Brasil Telecom, against 5,685 of the previous quarter.

Brasil Telecom GSM ended the 2Q05 with 937 employees, against 918 in 1Q05.

Personnel	Personnel costs and expenses reached R$157.0 million, a 3.9% increase compared to the previous quarter. Approximately R$18.6 million correspond to employee profit sharing.

Third-party Services	Costs and expenses with third-party services, excluding interconnection and advertising & marketing, totaled R$536.4 million in the 2Q05, exceeding by 9.5% the costs and expenses shown in the previous quarter. This change is partially due to :
             • Maintenance of telecommunications assets
             • Call center
• Agency

Interconnection	Interconnection costs totaled R$600.7 million in the 2Q05, a 4.3% growth compared to the previous quarter, due to (i) 4.5% adjustment in VU-M as from June 12,2005, which resulted from agreements executed between STFC and SMP providers related to fixed local calls to mobile local calls (ii) 3.0% increase in inter-network traffic and (ii) discontinuance of Brasil Virtual Cel.

Advertising and Marketing	Advertising & marketing expenses totaled R$59.2 million in the 2Q05, a reduction of 4.6% compared to the previous period.

Accounts Receivable Losses (PCCR)/ Operating Gross Revenue (ROB)	The PCCR/ROB ratio in the 2Q05 was 2.3%, against 3.0% in the 1Q05. Accounts receivable losses totaled R$83.2 million in the 2Q05, a 20.7% reduction compared to the previous quarter.

Accounts Receivable	Deducting provision for doubtful accounts in the amount of R$266.8 million, Brasil Telecom’s net accounts receivable totaled R$2,250.2 million at the end of the 2Q05.

Provisions for Contingencies	In the 2Q05, provisions for contingencies totaled R$44.6 million, a R$ 4.9 million increase when compared to the 2Q04.

Material	Material costs and expenses totaled R$119.2 million in the 2Q05, a 51.6% increase compared to the previous quarter. This performance is mainly due to higher handset and accessory costs at Brasil Telecom GSM, which amounted to R$86.9 million in the 2Q05, against R$58.7 million in the previous quarter, in view of commemorative dates, when dealers seek to maintain their inventory high.

EBITDA

R$833.1 million EBITDA	Brasil Telecom’s EBITDA was R$833.1 million in the 2Q05, representing a 0.3% increase compared to the previous quarter.

Consolidated EBITDA Margin reached 33.0% in 2Q05, mainly affected by higher interconnection costs and subsidies granted by Brasil Telecom GSM on “Dia das Mães” (Mother’s Day) and “Dia dos Namorados” (Valentine’s Day) dates on which the competition adopted an aggressive policy in handset sale.

Fixed Telephony EBTIDA margin reached 40.2% in 2Q05.

EBITDA/LMES/ month	In the 2Q05, EBITDA/LMES/month reached R$29.2, steady when compared to that one recorded in 1Q05.

Financial Result

Financial Result	In the 2Q05, Brasil Telecom reported a negative consolidated financial result of R$342.7 million, which included R$ 240.1 million of interest on own capital (JCP). Excluding JCP, the financial result referring to 2Q05 amounted expenses of R$ 102.6 million, 16.7% lower than 1Q05 results.

Non-operating Result

Amortization of Reconstituted Goodwill	In the 2Q05, Brasil Telecom amortized R$31.0 million in reconstituted goodwill regarding the acquisition of CRT (with no impact on cash flow and dividends distribution), accounted for as non-operating expenses.

Indebtedness

Total Debt	At the end of June 2005, Brasil Telecom’s consolidated total debt was of R$5,000.6 million, 2.0% less than the amount reported at the end of March 2005.

Net Debt	The net debt totaled R$3,224.6 million, a 0.8% reduction compared to the previous quarter. Excluding the loan and the private debenture with the parent company, the net debt at the end of June was R$2,184.2 million.

Long-term debt	In June 2005, 76.8% of the total debt was allocated in the long term, against 71.4% in June 2004, reflecting the success of the Company’s debt improvement strategy, which shows the following amortization schedule:

Accumulated Cost of Debt	Brasil Telecom’s consolidated debt had in 2005 an accumulated cost of 10.9% in the year, equivalent to a 59.6% of the CDI.

Financial Leverage	As of June 30, 2005, Brasil Telecom’s financial leverage, represented by the ratio of its net debt to shareholders’ equity, was equal to 51.7%, against 50.6% in March 2005.

Investments

Investments in Permanent Assets	R$ million

	2Q05	1Q05	2Q05/1Q05
			(%)

Network Expansion	195.3	65.0	200.5
- Conventional Telephony	81.0	16.5	390.6
- Transmission Backbone	15.8	3.9	307.5
- Data Network	88.9	42.0	111.3
- Intelligent Network	4.7	0.4	1,155.1
- Network Management Systems	1.6	-	N.A.
- Other Investments in Network Expansion	3.3	2.2	52.4
Network Operation	58.1	58.3	(0.3)
Public Telephony	0.7	1.2	(43.7)
Information Technology	37.9	19.7	92.7
Expansion Personnel	21.6	21.0	2.9

Other	37.2	26.5	40.6

Subtotal	350.8	191.7	83.0

Expansion Financial Expenses	1.7	4.6	(63.1)

Fixed Telephony Total	352.5	196.3	79.6

BrT Celular	87.4	85.9	1.7
Mobile Telephony Total	87.4	85.9	1.7

Total Investment	439.9	282.2	55.9

Investments in Permanent Assets	Brasil Telecom investments totaled R$439.9 million in the 2Q05. The investment in fixed telephony was of R$352.5 million, while R$87.4 million were invested in the mobile telephony.

-.-.-.-.-.-.-.-.-.-.-.-.-.-

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARIES/ASSOCIATED COMPANIES	3 - CNPJ - TAXPAYER REGISTER	4 - CLASSIFICATION	5 - OWNERSHIP% IN SUBSIDIARY’S	6 - SHAREHOLDER’S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)		9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)

01	14 BRASIL TELECOM CELULAR S.A.	05.423.963/0001-11	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100,00	16.09
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		1,400,000		1,400,000

02	BRTI SERVIÇOS DE INTERNET S.A.	04.714.634/0001-67	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100,00	5.17
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		388,071		388,071

03	MTH VENTURES DO BRASIL LTDA	02.914.961/0001-37	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100,00	3.29
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS			321,084		321,084

04	VANT TELECOMUNICAÇÕES S.A.	01.859.295/0001-19	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100,00	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		105,959		105,959

05	SANTA BÁRBARA DO CERRADO S.A.	04.011.999/0001-25	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100,00	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		1			1

06	SANTA BÁRBARA DO PANTANAL S.A.	04.014.059/0001-90	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100,00	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		1		1

07	SANTA BÁRBARA DOS PINHAIS	04.014.081/0001-30	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100,00	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		1		1

08	SANTA BÁRBARA DOS PAMPAS	03.979.744/0001-98	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100,00	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		1		1

09	BRASIL TELECOM SCS (BERMUDA) LTD,	../ -	SUBSIDIARY NON-PUBLICLY HELD COMPANY	79,47	5.67
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		196,156,891		145,432,253

In compliance with the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to its shareholders’ compositions:

1. OUTSTANDING

As of 06/30/2005	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect – Parent	247,282,595,481	99.07	122,769,417,446	40.16	370,052,012,927	66.64
Management
Board of Directors	177	0.00	80,471,822	0.03	80,471,999	0.01
Directors	39	0.00	273	0.00	312	0.00
Fiscal Board	142	0.00	291	0.00	433	0.00
Treasury Shares	-	-	13,679,382,322	4.47	13,679,382,322	2.46
Other Shareholders	2,314,453,703	0.93	169,171,959,135	55.34	171,486,412,838	30.89
Total	249,597,049,542	100.00	305,701,231,289	100.00	555,298,280,831	100.00
Outstanding Shares in the Market	2,314,454,061	0.93	169,252,431,521	55.37	171,566,885,582	30.90

As of 006/30/2004	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect – Parent	247,276,394,144	99.07	120,586,403,533	40.18	367,862,797,677	66.92
Management
Board of Directors	197	0.00	970,009,871	0.32	970,010,068	0.18
Directors	39	0.00	273	0.00	312	0.00
Fiscal Board	418,154	0.00	383,324	0.00	801,478	0.00
Treasury Shares	-	-	4,848,482,322	1.62	4,848,482,322	0.88
Other Shareholders	2,320,237,008	0.93	173,713,016,078	57.88	176,033,253,086	32.02
Total	249,597,049,542	100.00	300,118,295,401	100.00	549,715,344,943	100.00
Outstanding Shares in the Market	2,320,655,398	0.93	174,683,409,546	58.20	177,004,064,944	32.20

2. SHAREHOLDERS HOLDING OVER 5% OF THE VOTING CAPITAL (As of 06/30/2005)

The shareholders, who directly on indirectly, hold more than 5% of the voting capital of the Company, are as follows:

In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Brasil Telecom Participações S.A.	02,570,688-0001/70	Brazilian	247,276,381	99.07	116,685,184	38.17	363,961,565	65.54
Treasury Shares	-	-	-	-	13,679,382	4.47	13,679,382	2.46
Other	-	-	2,320,669	0.93	175,336,665	57.36	177,657,334	32.00
Total	-	-	249,597,050	100.00	305,701,231	100.00	555,298,281	100.00

16.01 - OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT

Distribution of the Capital from Controlling Shareholders up to Individuals

Brasil Telecom Participações S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	68,356,161	51.00	0	0.00	68,356,161	18.78
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.14	7,840,963	3.41	14,736,645	4.05
Treasury shares	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Other	-	-	57,299,045	42.76	222,096,563	96.59	279,395,608	76.76
Total	-	-	134,031,688	100.00	229,937,526	100.00	363,969,214	100.00

Brasil Telecom Participações S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	509,991	0.02	-	-	509,991	0.02
Techold Participações S.A.	02.605.028-0001/88	Brazilian	1,318,229,988	61.98	-	-	1,318,229,988	61.98
Telecom Italia International N.V.	-	Italian	808,259,998	38.00	-	-	808,259,998	38.00
Other	-	-	23	0.00	-	-	23	0.00
Total	-	-	2,127,000,000	100.00	-	-	2,127,000,000	100.00

Timepart Participações Ltda.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949.0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Investimentos S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Teleunion S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas (estate)	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Woog Family Limited Partnership	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

Techold Participações S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	1,050,065,875	100.00	341,898,149	100.00	1,391,964,024	100.00
Other	-	-	3	0.00	-	-	3	0.00
Total	-	-	1,050,065,878	100.00	341,898,149	100.00	1,391,964,027	100.00

Invitel S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Fundação 14 de Previdência Privada	00,493,916-0001/20	Brazilian	92,713,711	6.66	-	-	92,713,711	6.66
Telos – Fund, Embratel de Segurid.	42,465,310-0001/21	Brazilian	33,106,348	2.38	-	-	33,106,348	2.38
Funcef – Fund, dos Economiários	00,436,923-0001/90	Brazilian	531,262	0.04	-	-	531,262	0.04
Petros – Fund, Petrobrás Segurid.	34,053,942-0001/50	Brazilian	52,408,792	3.77	-	-	52,408,792	3.77
Previ – Caixa Prev. Func. B. Brasil	33,754,482-0001/24	Brazilian	268,029,485	19.27	-	-	268,029,485	19.27
Opportunity Zain S.A.	02,363,918-0001/20	Brazilian	943,531,894	67.82	-	-	943,531,894	67.82
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	284,043	0.02	-	-	284,043	0.02
Investidores Institucionais FIA	01,909,558-0001/57	Brazilian	393,670	0.02	-	-	393,670	0.02
Opportunity Fund	-	Virgin Islands	69,587	0.01	-	-	69,587	0.01
Opportunity Investimentos Ltda.	03,605,085-0001/20	Brazilian	14	0.00	-	-	14	0.00
Priv FIA	02,559,662-0001/21	Brazilian	35,417	0.005	-	-	35,417	0.005
Tele FIA	02,597,072-0001/93	Brazilian	35,417	0.005	-	-	35,417	0.005
Verônica Valente Dantas	262,853,205-00	Brazilian	1	0.00	-		1	0.00
Maria Amália Delfim de Melo Coutrim	654,298,507-72	Brazilian	1	0.00	-	-	1	0.00
Lênin Florentino de Faria	203,561,374-49	Brazilian	3	0.00	-	-	3	0.00
Fábio de Oliveira Moser	777,109,677-87	Brazilian	1	0.00	-	-	1	0.00
Total	-	-	1,391,139,646	100.00	-	-	1,391,139,646	100.00

Opportunity Zain S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Investidores Institucionais FIA	01,909,558-0001/57	Brazilian	506,011,807	45.45	-	-	506,011,807	45.45
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	468,734,558	42.10	-	-	468,734,558	42.10
Opportunity Fund	-	Virgin Islands	108,497,504	9.75	-	-	108,497,504	9.75
Priv FIA	02,559,662-0001/21	Brazilian	26,562,425	2.39	-	-	26,562,425	2.39
Opportunity Lógica Rio Consultoria e Participações Ltda	01,909,405-0001/00	Brazilian	3,475,631	0.31	-	-	3,475,631	0.31
Tele FIA	02,597,072-0001/93	Brazilian	9,065	0.00	-	-	9,065	0.00
Opportunity Equity Partners Administradora de Recursos Ltda.	01,909,405-0001/00	Brazilian	2	0.00	-	-	2	0.00
Opportunity Investimentos Ltda.	03,605,085-0001/20	Brazilian	15	0.00	-	-	15	0.00
Verônica Valente Dantas	262,853,205-00	Brazilian	603	0.00	-	-	603	0.00
Maria Amália Delfim de Melo Coutrim	654,298,507-72	Brazilian	90	0.00	-	-	90	0.00
Danielle Silbergleid Ninio	016,744,087-06	Brazilian	2	0.00	-	-	2	0.00
Daniel Valente Dantas	063,917,105-20	Brazilian	2	0.00	-	-	2	0.00
Eduardo Penido Monteiro	094,323,965-68	Brazilian	431	0.00	-	-	431	0.00
Ricardo Wiering de Barros	806,663,027-15	Brazilian	2	0.00	-	-	2	0.00
Pedro Paulo Elejalde de Campos	264,776,450-68	Brazilian	2	0.00	-	-	2	0.00
Renato Carvalho do Nascimento	633,578,366-53	Brazilian	2	0.00	-	-	2	0.00
Sérgio Spinelli	111,888,088-93	Brazilian	1	0.00	-	-	1	0.00
Kevin Michael Altit	842,326,847-00	Brazilian	1	0.00	-	-	1	0.00
Total	-	-	1,113,292,143	100.00	-	-	1,113,292,143	100.00

-,-,-,-,-,-,-,-,-,-,-,-,-,-

17.01 – REPORT OF INDEPENDENT ACCOUNTANTS ON SPECIAL REVIEW – UNQUALIFIED

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission - CVM containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM)

The Shareholders and Board of Directors
Brasil Telecom S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom S.A. for the quarter ended on June 30, 2005, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Independent Auditors - IBRACON and the Federal Council of Accountancy, which comprised mainly: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries regarding the criteria adopted in the preparation of the quarterly information. and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM, specifically applicable to mandatory quarterly financial information.

Our special review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

As disclosed in Note 5(h), on April 28, 2005, an agreement foreseeing the merger of the subsidiary 14 Brasil Telecom Celular S.A. into Tim Brasil Serviços e Participações S.A. was entered into. This agreement has been the purpose of various judicial injunctions and, at this moment, it is not possible to forecast possible effects in the financial statements of the Company and its subsidiaries, resulting from the completion of this agreement.

July 29, 2005

KPMG Auditores Independentes
CRC-SP-014.428/O -6-F-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O -“S”-DF

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	ADDRESS OF COMPANY’S HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER - (Address for correspondence to Company)	1
01	04	REFERENCE/INDEPENDENT ACCOUNTANT	1
01	05	COMPOSITION OF ISSUED CAPITAL	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	ISSUED CAPITAL AND CHANGES IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	63
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	64
06	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	65
07	01	CONSOLIDATED STATEMENT OF INCOME	67
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	69
09	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	76
16	01	OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT	78
17	01	REPORT OF INDEPENDENT ACCOUNTANTS ON SPECIAL REVIEW	81
		14 BRASIL TELECOM CELULAR S.A.
		BRTI SERVIÇOS DE INTERNET S.A.
		MTH VENTURES DO BRASIL LTDA.
		VANT TELECOMUNICAÇÕES S.A
		SANTA BÁRBARA DO CERRADO S.A.
		SANTA BÁRBARA DO PANTANAL S.A.
		SANTA BÁRBARA DOS PINHAIS
		SANTA BÁRBARA DOS PAMPAS
		BRASIL TELECOM SCS (BERMUDA) LTD.	/81

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 08, 2005

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer